Exhibit 99.2

EXECUTION VERSION

DEED OF AMENDMENT

relating to

the Agreement for the Sale and Purchase of Amdipharm Mercury Limited

among

the Sellers,

the Parent,

and

the Buyer

THIS DEED is dated October 21, 2015

BETWEEN:

(1)	THE INSTITUTIONAL SELLERS, being those persons whose names and addresses are set out in Part A of Schedule 1 to the Sale and Purchase Agreement (the “Institutional Sellers”);

(2)	THE MANAGEMENT SELLERS, being those persons whose names and addresses are set out in Part B of Schedule 1 to the Sale and Purchase Agreement (the “Management Sellers”);

(3)	THE OTHER SELLERS, being those persons whose names and addresses are set out in Part C of Schedule 1 to the Sale and Purchase Agreement (the “Other Sellers” and together with the Institutional Sellers and the Management Sellers, the “Sellers” and each a “Seller”);

(4)	CONCORDIA INVESTMENTS (JERSEY) LIMITED, a company incorporated in Jersey (registered number 119697) whose registered office is at is at 11-15 Seaton Place, St. Helier, Jersey JE4 0QH (the “Buyer”); and

(5)	CONCORDIA HEALTHCARE CORP., a company incorporated in the Province of Ontario, whose registered office is at 277 Lakeshore Road East, Oakville, Ontario, L6J 1H9 (“Concordia” or the “Parent”).

BACKGROUND:

(A)	Concordia and the Sellers entered into an agreement for the sale and purchase of Amdipharm Mercury Limited on 4 September 2015 (the “Sale and Purchase Agreement”).

(B)	Under clause 23.2 of the Sale and Purchase Agreement, the parties thereto have agreed to co-operate to discuss the substitution of a person or persons designated by Concordia to assume all or a portion of the rights and obligations of Concordia as the buyer under the Sale and Purchase Agreement prior to Completion.

(C)	The Buyer is a wholly owned subsidiary of Concordia.

(D)	The parties hereto agree that the Buyer accede to the Sale and Purchase Agreement and that the Sale and Purchase Agreement be amended as set out herein.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

(a)	Defined terms used but not defined herein shall have the meanings given to them in the Amended and Restated Sale and Purchase Agreement (as defined below), unless the context requires otherwise.

(b)	For the purposes of this Deed, the following terms shall have the following meanings:

“Amended Sale and Purchase Agreement” means the Sale and Purchase Agreement as amended pursuant to this Deed in the form attached as Schedule 1.

1.2	Construction

The provisions of Clause 1 (Interpretation) of the Sale and Purchase Agreement are incorporated in this Deed as if fully set out herein, as if references in those clauses to “this Agreement” were references to this Deed and otherwise mutatis mutandis.

2.	AMENDMENT

With effect from the date of this Deed, the Sale and Purchase Agreement shall be amended so that it shall have the terms set out in Schedule 1 to this Deed.

3.	ACCESSION

The Buyer acknowledges and agrees to be bound by, and have the benefit of, the terms of the Amended Sale and Purchase Agreement as if it were a party thereto and as provided in the Amended Sale and Purchase Agreement.

4.	MISCELLANEOUS

4.1	Further Assurance

Each of Sellers, the Parent and the Buyer shall, at the reasonable request of another party and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Deed.

4.2	Counterparts

This Deed may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement. The parties agree that this Deed may be exchanged by facsimile, pdf or other electronic means.

4.3	Process Agent

Each of the Parent and Buyer hereby irrevocably appoints Law Debenture, 100 Wood Street, Fifth Floor, London EC2V 7EX, United Kingdom, as its agent to accept service of process in England and Wales in respect of any Proceedings (as defined below), service upon whom shall be deemed completed whether or not forwarded to or received by the Parent or Buyer, as applicable.

4.4	Incorporation of Terms

The provisions of Clause 18 (Confidential Information), Clause 20 (Costs), and Clause 24 (Notices) of the Amended and Restated Sale and Purchase Agreement are incorporated in this Deed as if fully set out herein, as if references in those clauses to “this Agreement” were references to this Deed and otherwise mutatis mutandis.

5.	GOVERNING LAW AND JURISDICTION

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by English Law.

The courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Deed (a “Dispute”), including a Dispute regarding the existence or validity of this Deed or the consequences of its nullity. The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

The parties agree that the documents which start any proceedings relating to a Dispute (“Proceedings”) and any other documents required to be served in relation to those Proceedings may be served on the Parent and/or Buyer in accordance with clause 4.3 of this Deed. These documents may, however, be served in any other manner allowed by Law. This clause 5 of the Deed applies to all Proceedings wherever started.

THIS DEED is executed as a deed by the parties and is delivered and takes effect on the date set out at the beginning of this Deed.

EXECUTED as a DEED by:
CIVEN CAPITAL MANAGEMENT	)
(V) GENERAL PARTNER LIMITED acting by	)	Authorised Signatory

who, in accordance with the laws of the territory in which Cinven Capital Management (V) General Partner Limited is incorporated, is acting under the authority of Cinven Capital Management (V) General Partner Limited

EXECUTED as a DEED by:
JOHN BEIGHTON	)
in the presence of:	)

Signature of witness
Name of witness
Address of witness

EXECUTED as a DEED by:
CONCORDIA HEALTHCARE CORP.	)

acting by	)	Authorised Signatory
who, in accordance with the laws of the territory in which Concordia Healthcare Corp. is incorporated, is acting under the authority of Concordia Healthcare Corp.

EXECUTED as a DEED by:
CONCORDIA INVESTMENTS	)
(JERSEY) LIMITED acting by	)	Director
in the presence of:

Signature of witness
Name of witness
Address of witness

SCHEDULE 1

AMENDED SALE AND PURCHASE AGREEMENT

CLIFFORD CHANCE LLP

EXECUTION VERSION

THE SELLERS

AND

THE PARENT

AND

THE BUYER

AGREEMENT FOR THE SALE AND

PURCHASE OF AMDIPHARM MERCURY LIMITED

[NOTE: This agreement contains representations and warranties that are solely for the benefit of the parties thereto, were not intended to be treated as categorical statements of fact, but rather represent an allocation of risk between the parties, may be subject to standards of materiality that differ from those that are applicable to investors, may be qualified by disclosures between the parties and were made only as of the date of this agreement or such other date or dates as may be specified in this agreement.]

- i -

Schedule 4 Permitted Leakage	54

Schedule 5 Earn-Out Consideration	55

Part A Conduct in Earn-Out Period and determination of Earn-Out Consideration	55

Part B Agreement or Determination of Earn-Out Accounts and Gross Contribution Statement	60

Part C Pro-Forma Gross Contribution Statement	62

Part D Earn-Out Accounting Policies	63

Part E Illustrative Gross Contribution Statement	65

Part F Excluded Product Sales	66

Schedule 6 Parent and Buyer Warranties	67

Schedule 7 Non-Competition Undertakings	74

Schedule 8 Information regarding the Company	75

Schedule 9 Parent Guarantee	76

Agreed Form Documents

1.	Governance Agreement

2.	Locked Box Accounts

3.	Director’s resignation letter

4.	Indemnity for lost share certificate

5.	Regulation S Certificate

6.	Personal Information Form

7.	Regulation S Certificate with Respect to Buyer Securities

- ii -

THIS AGREEMENT is made on 4 September 2015

BETWEEN:

(1)	THE INSTITUTIONAL SELLERS, being those persons whose names and addresses are set out in Part A of Schedule 1 (the “Institutional Sellers”);

(2)	THE MANAGEMENT SELLERS, being those persons whose names and addresses are set out in Part B of Schedule 1 (the “Management Sellers”));

(3)	THE OTHER SELLERS, being those persons whose names and addresses are set out in Part C of Schedule 1 (the “Other Sellers” and together with the Institutional Sellers and the Management Sellers, the “Sellers” and each a “Seller”);

(4)	CONCORDIA INVESTMENTS (JERSEY) LIMITED, a company incorporated in Jersey (registered number 119697) whose registered office is at is at 11-15 Seaton Place, St. Helier, Jersey JE4 0QH (the “Buyer”); and

(5)	CONCORDIA HEALTHCARE CORP, a company incorporated in the Province of Ontario, whose registered office is at 277 Lakeshore Road East, Oakville, Ontario, L6J 1H9 (“Concordia” or the “Parent”).

THE PARTIES AGREE as follows:

1.	INTERPRETATION

In this Agreement:

“A Ordinary Shares” means the A1 Ordinary Shares, the A2 Ordinary Shares and the A3 Ordinary Shares;

“A1 Ordinary Shares” means the 14,058,617 A ordinary shares of £0.005 each in the capital of the Company;

“A1 Loan Note Instrument” means the loan note instrument executed by the Company on 31 August 2012, constituting the A1 Loan Notes as amended from time to time;

“A1 Loan Notes” means the £397,953,029 12 per cent. unsecured subordinated loan notes 2052 issued by the Company constituted by the A1 Loan Note Instrument;

“A2 Ordinary Shares” means the 405,939 A ordinary shares of £0.005 each in the capital of the Company;

“A2 Loan Note Instrument” means the loan note instrument executed by the Company on 31 August 2012, constituting the A2 Loan Notes as amended from time to time;

“A2 Loan Notes” means the £11,407,639 12 per cent. unsecured subordinated loan notes 2052 issued by the Company constituted by the A2 Loan Note Instrument;

“A3 Ordinary Shares” means the 1,180,877 A ordinary shares of £0.005 each in the capital of the Company;

“A3 Loan Note Instrument” means the loan note instrument executed by the Company on 31 August 2012, constituting the A3 Loan Notes as amended from time to time;

“A3 Loan Notes” means the £33,819,123 12 per cent. unsecured subordinated loan notes 2052 issued by the Company constituted by the A3 Loan Note Instrument;

“Act” means the Companies Act 2006;

“Additional Consideration” has the meaning given to it in clause 3.3;

“Adverse Right” means (a) any option, warrant, right (including, without limitation, a conversion or pre-emptive right of first refusal), agreement or commitment which provides for the issue, subscription or purchase by or from a Group Company or a Seller, or which are otherwise convertible or exercisable into or exchangeable for, any share, debenture or other security of any kind in the capital of a Group Company, (b) any right, agreement or commitment to purchase, redeem or otherwise acquire any such share, debenture or other security, (c) any other security, arrangement or agreement which may require the allotment, issue, transfer, pledge or hypothecation of any such share, debenture or other security of any kind, or (d) any right under any shareholders agreement, voting trust, proxy, Constituting Document of a Group Company or other agreement or arrangement relating to the transfer holding, voting, purchase, redemption, issue or acquisition of, or payment of dividends or distribution in respect of, any such share, debenture or other security;

“Affiliate” means:

(a)	in relation to a Seller who is a natural person, any Connected Person of such person;

(b)	in relation to an Institutional Seller:

(c)	any Fund of which a Cinven Entity is general partner, trustee, nominee, manager or adviser;

(d)	any Fund which is advised by or the assets of which are managed by (whether solely or jointly with others), a Cinven Entity;

(e)	any general partner, limited partner, trustee, nominee, or holder of interests in any Cinven Entity, or of, to or in any Fund referred to in paragraphs (a) and (b) above in their capacity as such; or

(f)	any Co-Investment Scheme of any Cinven Entity or any person referred to in paragraphs (a), (b) or (c) above, or any person holding shares or other interests under such scheme or entitled to the benefit of shares or other interests under such scheme;

“Articles of Association” means the articles of association of the Company dated as at the date of this Agreement;

“Authority” means any government, quasi-government, regulatory, administrative authority including a stock exchange, court or agency;

“Authorization” means with respect to any person, any order, permit, approval, consent, waiver, license, qualification or similar authorization of any Governmental Entity having jurisdiction over the person;

“B Ordinary Shares” means the 900,000 B ordinary shares of £0.005 each in the capital of the Company;

“Bank Payment Account” means such bank account as notified to the Buyer in accordance with clause 8.2;

“Bank Payment Amount” means such amount as is notified to the Buyer in accordance with clause 8.2, being the aggregate amount required to:

(a)	discharge in full all outstanding principal, accrued and unpaid interest and other unpaid amounts owed by each member of the Group under the Existing Facilities as at immediately prior to Completion (including principal, interest, any break and/or prepayment fees or costs and/or associated costs relating to any existing hedging or swap arrangements which are payable by any member of the Group under the Existing Facilities upon the repayment of the Existing Facilities, pre-payment fees or costs) and professional advisers’ fees or costs related thereto; and

(b)	to release all security in relation to such Existing Facilities (inclusive of any prepayment costs);

“Base Consideration” has the meaning given to it in clause 3.2:

“Business Day” means a day other than a Saturday or Sunday or public holiday in any of Guernsey, the City of Toronto, the Province of Ontario in Canada, Jersey or England and Wales;

“Buyer Securities” means the 8,490,000 non-voting ordinary shares in the capital of the Buyer to be allotted and issued to the Sellers in the proportions set out in the Final Seller Consideration Allocation and in accordance with clauses 3.4.1 and 8.4.1;

“Buyer’s Group Undertaking” means the Buyer or an undertaking which is, on or at any time after the date of this Agreement, a subsidiary undertaking or parent undertaking (including, for the avoidance of doubt, the Parent) of the Buyer or a subsidiary undertaking of a parent undertaking of the Buyer and includes, for the avoidance of doubt each Group Company after Completion;

“Buyer’s Solicitors” means Sullivan & Cromwell LLP of 125 Broad Street, New York, New York 10004-2498, United States;

“C Ordinary Shares” means the 900,000 C ordinary shares of £0.0001 each in the capital of the Company;

“Canadian Consent Letter” means a customary auditor consent letter of the independent auditors of the Group (which shall be addressed to the Canadian securities regulatory authorities) in relation to a non-exempt offering of securities;

“Category A Restricted Persons” means [REDACTED – Personal Information];

“Category B Restricted Persons” means [REDACTED – Personal Information];

“Cinven Entity” means any of: [REDACTED – Commercially Sensitive Information];

“Co-Investment Scheme” means a scheme under which certain officers, employees or partners of the relevant entity are entitled or required (as individuals or through another person) directly or indirectly to acquire interests in shares;

“Commitment Letter” has the meaning given to it in clause 14.3.1;

“Company” means Amdipharm Mercury Limited, a company incorporated in Jersey (registered number 111126), whose registered office is at 11-15 Seaton Place, St Helier, Jersey SE4 0QH;

“Completion” means completion of the sale and purchase of the Shares and the redemption of the Loan Notes on the Completion Date in accordance with this Agreement;

“Completion Date” means (a), provided that at such date there is no Injunction, the date falling 6 Business Days after the date that the Marketing Period has ended and all of the Conditions have been satisfied but if an Injunction then exists, such later date after the date that the Marketing Period has ended and all of the Conditions have been satisfied on which no Injunction subsists or (b) such other date as may be agreed between the Institutional Sellers’ Representative and the Buyer, provided in each case that it shall not be beyond the Long Stop Date;

“Completion Schedule” means the notice to be provided to the Buyer in writing pursuant to clause 8.2;

“Completion Sellers Costs Schedule” means the schedule detailing the aggregate costs and expenses of the Sellers relating to the Transaction (other than the Transaction Costs) to be borne by each Seller in accordance with the Seller Costs Allocation, as determined by the Institutional Sellers’ Representative;

“Compliant” means that without giving effect to any supplements or updates, (i) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in such Required Information, in light of the circumstances under which such statements were made not misleading and (ii) the financial statements and other financial information prepared by the Company and included in such Required Information are, and remain throughout the Marketing Period sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive the Registered Offering Comfort Letter and Exempt Offering Comfort Letter, as applicable, with respect to such financial statements and financial information (including negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) as contemplated by the definition of Required Information on any date during the Marketing Period;

“Concordia Filings” means all documents publicly filed on EDGAR or SEDAR since 1 October 2013;

“Confidential Information” has the meaning given in the Confidentiality Agreement;

“Confidentiality Agreement” means the agreement between the Company and Buyer dated 11 May 2015 relating to the provision of the Confidential Information;

“Connected Person” has the meaning given to it in Section 993 of the Income Tax Act 2007 (United Kingdom);

“Consideration Amount” has the meaning given to it in clause 3.2;

“Constituting Documents” means articles, notice of articles, articles of incorporation, amalgamation, or continuation, constitution or similar documents, and applicable by-laws, and in each case all amendments thereto, as may be applicable to an entity;

“Covered Director” has the meaning given in clause 21.1;

“Custodian” means: [REDACTED – Commercially Sensitive Information];

“Daily Cash Amount” means £272,801;

“Deferred Consideration Event” has the meaning given to it in clause 3.8;

“Deferred Consideration Securities” means the 8,490,000 common shares in the capital of Concordia to be acquired by Sellers upon the exercise of the Options;

“Deferred Consideration Securities Amount” means an amount equal to the value of the Deferred Consideration Securities as at immediately prior to the date of this Agreement calculated by multiplying (i) the last reported per share sales prices (as of the end of regular trading at 4:00 p.m., Eastern time on the Business Day immediately prior to the date of this Agreement) of the common shares of Concordia on the TSX, as reported by the TSX by (ii) the number of Deferred Consideration Securities;

“Definitive Agreements” has the meaning given to it in clause 14.2.3;

“Dispute” has the meaning given in clause 27.2;

“E Ordinary Shares” means the 1,568,000 E ordinary shares of £0.007 each in the capital of the Company;

“Earn Out Accounts” has the meaning given to it in Schedule 5;

“Earn-Out Consideration” has the meaning given to it in Schedule 5;

“Earn-Out Costs Schedule” means the schedule detailing the aggregate costs and expenses of the Sellers relating to the determination of the Earn Out Accounts and Gross Contribution Statement to be borne by each Seller in accordance with the Seller

Costs Allocation and to be agreed between the Institutional Sellers’ Representative and the Management Sellers’ Representative prior to the payment of the Earn-Out Consideration in accordance with clause 3.5;

“Encumbrance” means a claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or other encumbrance or right to create the foregoing;

“Exempt Offering Comfort Letter” means a customary accountants’ comfort letter to be provided by the independent auditors of the Group (including customary negative assurance comfort) in connection with an exempt offering of securities;

“Existing Facilities” means the facilities made available under a senior facilities agreement dated 25 August 2012 between, among others, Amdipharm Mercury Midco Limited as parent, Amdipharm Mercury Debtco Limited as company, those companies named therein as original borrowers and original guarantors, and Lloyds Bank Plc as agent and security trustee, as amended from time to time;

“Exit Bonus Amount” means [REDACTED – Dollar Amount] being the amount of the Exit Bonuses;

“Exit Bonuses” means the bonuses in the aggregate amount of the Exit Bonus Amount to be paid to certain employees, directors, officers or consultants of the Group as a result of Completion (including any Pay as you Earn (“PAYE”) income tax and employee’s and employer’s national insurance contributions thereon or equivalent thereof in the applicable jurisdiction);

“FSMA” means the Financial Services and Markets Act 2000;

“Fund” means any unit trust, investment trust, investment company, limited partnership, general partnership, collective investment scheme, pension fund, insurance company, authorised person under FSMA or any body corporate or other entity, in each case the assets of which are managed professionally for investment purposes (but, for the avoidance of doubt, excluding any Portfolio Company);

“Final Seller Consideration Allocation” means the schedule as in substantially the same form as and prepared using the principles used in preparing the Indicative Seller Consideration Schedule but revised to reflect the actual date of Completion, and delivered by the Company to the Buyer in accordance with clause 8.2;

“Financing” has the meaning given to it in clause 14.3.1;

“Financing Sources” shall mean each person (including each agent and arranger) (other than Buyer or any of its affiliates) that has committed to provide the Financing in connection with the transactions contemplated hereby, pursuant to the terms of the Commitment Letter and the fee letter contemplated therein, engagement letters, underwriting or agency agreements, purchase agreements, credit agreements, loan agreements or indentures relating thereto, together with each affiliate thereof and each representative (other than its lenders) of each such person or affiliate and their respective successors and assigns to the extent permitted pursuant to this Agreement and the Commitment Letter;

“Governance Agreement” means the agreement to be entered into on the Completion Date between Concordia and the Institutional Sellers in respect of the governance of the Deferred Consideration Securities after Completion, in the agreed form;

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing or (d) any stock exchange;

“Group” means the Company and each subsidiary undertaking, and “members of the Group” shall be construed accordingly;

“Gross Contribution Statement” has the meaning given to it in Schedule 5;

“Group Company” and the term “member of the Group” means the Company or a subsidiary undertaking;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, at the relevant time, applied on a consistent basis;

“Indicative Seller Consideration Allocation” means the schedule as issued by and initialled by or on behalf of the Institutional Sellers Representative apportioning the estimated Net Cash Consideration, the Management Loan Repayment Amount, the Loan Note Amount and the Buyer Securities for each of the Sellers assuming that the date of Completion is 31 October 2015, and delivered by the Company to the Buyer at the date of this Agreement;

“Injunction” means (a) any order, judgment, decree or injunction having been issued by a Governmental Entity that prevents Completion or makes Completion unlawful or (b) the occurrence of Completion (i) causing any breach of Law which will have, from or after Completion, a material adverse impact on Concordia and the other Buyer’s Group Undertakings taken as a whole or (ii) resulting in any director or officer of Concordia or the Buyer being exposed to criminal liability other than fine or penalty;

“Institutional Sellers’ Group” means, in respect of an Institutional Seller, that Institutional Seller and any subsidiary of that Institutional Seller but excludes, for the avoidance of doubt, any investee companies and/or Portfolio Companies of any such persons (including, for the avoidance of doubt, each of the Group Companies), and “member of the relevant Institutional Seller’s Group” shall be construed accordingly;

“Institutional Sellers’ Representative” has the meaning given in clause 16.1;

“Law” means, with respect to any person, any and all laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of Law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Leakage” has the meaning given to it in clause 7.1;

“Leavers” means [REDACTED – Personal Information];

“Loan Note Amount” means the aggregate of the total outstanding principal of the Loan Notes together with the accrued but unpaid interest thereon as at immediately prior to Completion (as accrued in accordance with the terms thereof);

“Loan Note Instruments” means the A1 Loan Note Instrument, the A2 Loan Note Instrument and the A3 Loan Note Instrument;

“Loan Note Redemption” has the meaning given to it in clause 9.1;

“Loan Notes” means the A1 Loan Notes, the A2 Loan Notes, the A3 Loan Notes and all other loan notes (if any) issued and outstanding by the Company (excluding any intragroup debt);

“Locked Box Accounts” means the unaudited, aggregated balance sheet of the Group as at the Locked Box Date, in the agreed form;

“Locked Box Date” means 30 June 2015;

“Longstop Date” means the date falling six months from the date of this Agreement, or such other date as the Buyer and the Institutional Sellers’ Representative may agree in writing;

“Management Loans Repayment Amount” means the aggregate outstanding principal amount of the loans advanced by a member Group to certain Sellers in order for such Sellers to fund the original acquisition of their Sale Shares together with any accrued but unpaid interest thereon as at immediately prior to Completion (as accrued in accordance with the terms thereof);

“Management Seller’s Service Agreement” means the service agreement (if any) entered into by a Management Seller and a member of the Group;

“Management Team” means John Beighton, Pieter Van Tiggelen and Robert Sully;

“Management Warranty Deed” means the management warranty deed to be entered into on the date of this Agreement between the Warrantors and the Buyer;

“Management Sellers’ Representative” has the meaning given in clause 17.1;

“Marketing Period” means the first period of 15 consecutive Business Days, commencing upon the later to occur of (i) 1 October 2015 and (ii) the date on which the Company shall have provided Concordia with the Required Information (provided that if the Institutional Sellers’ Representative shall in good faith reasonably believe the Company has provided the Required Information, the Institutional Sellers’ Representative may deliver to Concordia a written notice to that effect (stating when they believe they completed such delivery), in which case the Company shall be deemed to have provided the Required Information on the date specified in the notice (which date shall not be earlier than the date of such notice) unless Concordia in good faith reasonably believes the Company has not completed the delivery of the Required Information and not later than 5:00 p.m. (Eastern Time) three Business Days following the date of the delivery of such notice by the Institutional Sellers’ Representative deliver a written notice to the Institutional Sellers’ Representative to that effect (stating which Required Information has not been delivered)); provided that (a) such 15 consecutive Business Day period shall exclude the days from and including November 26, 2015 to and including November 27, 2015 and (b) if such 15 consecutive Business Day period has not ended prior to December 21, 2015, such period shall be deemed not to have commenced until January 4, 2016. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such 15 consecutive Business Day period the Group’s independent registered accounting firm shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or audit opinion is issued with respect to the financial statements for the applicable periods by the Group’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Concordia. If the Required Information is not Compliant throughout and on the first and the last day of such period, then a new 15 consecutive Business Day period shall commence upon Concordia receiving updated Required Information that is Compliant;

“NASDAQ” means The NASDAQ Global Select Market;

“Net Cash Consideration” has the meaning given in clause 3.4.2;

“Notice” has the meaning given in clause 24.1;

“Options” means the call and put options granted by each of the Sellers and the Parent, respectively, relating to the acquisition of Deferred Consideration Securities in exchange for Buyer Securities under a separate deed (the “Put and Call Option Deed”);

“Parent and Buyer Warranty” means a statement contained in Schedule 6;

“Permitted Leakage” has the meaning given in Schedule 4 of this Agreement;

“Personal Information Form” means the personal information form prescribed by the TSX, in the agreed form;

“Portfolio Company” means any operating company (or any investee company or holding company incorporated for the purposes of an investment in the relevant operating company) by a Fund managed or advised by a Cinven Entity;

“Pre-Completion Event” has the meaning given in clause 21.1;

“Proceedings” has the meaning given in clause 27.4;

“Registered Offering Comfort Letter” means a customary accountants’ comfort letter to be provided by the independent auditors of the Group (including customary negative assurance comfort) in connection with a registered offering of securities

“Registration Rights Agreement” has the meaning given to it in the Governance Agreement;

“Regulation S” means Regulation S as promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Act;

“Regulation S Certificate” means the certificate in the agreed form to be delivered by each of the Sellers receiving Deferred Consideration Securities;

“Regulation S Certificate with Respect to Buyer Securities” means the certificate in agreed form to be delivered by each of the Sellers receiving Buyer Securities;

“Regulatory Authority” means any antitrust body or other authority which is responsible for applying merger control or other competition or antitrust legislation;

“Relevant Claim” means a claim by the Buyer under or pursuant to the provisions of this Agreement (other than in respect of clause 7.1) or any other document entered into pursuant to this Agreement (other than the Management Warranty Deed);

“Required Information” means, as of any date:

(a)

(i)	the consolidated financial statements of the Group, prepared in accordance with IFRS, which shall be comprised of (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows audited in respect of the Group’s fiscal year ended December 31, 2014 and audited or reviewed in respect of the Group’s fiscal year ended December 31, 2013, and (B) an audited consolidated statement of financial position or balance sheet as at December 31, 2014 and an audited or reviewed consolidated statement of financial position or balance sheet as at December 31, 2013;

(ii)

unaudited consolidated interim financial statements of the Group, prepared in accordance with IFRS, which shall be comprised of a (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows for the most recently completed interim period following December 31, 2014 (i.e., the period commencing on January 1, 2015 and ending nine, six or three months before December 31, 2015) ended at least forty-five (45) days prior to the Completion Date and the comparable interim period in the preceding fiscal year and (B) a consolidated statement of financial position or balance sheet as at the last day of the most recently completed interim period following December 31, 2014 that ended at least forty-five (45) days prior to the Completion Date and as at the last day of the comparable interim period in the preceding fiscal year (which shall have been reviewed by the independent auditors for the Group under customarily applicable standards);

(iii)	the US Consent Letter and the Canadian Consent Letter that are capable of being filed with the Canadian and U.S. securities regulatory authorities on the filing date of the short-form final prospectus and/or a comparable prospectus supplement and/or a registration statement of Concordia or any of its affiliates;

(b)	information regarding the business of the Group set forth in Schedule 8 to be included in information memoranda and prospectuses for securities offerings and syndication materials for revolving and term loan facilities as contemplated by the Commitment Letter and any equity financing; and

(c)	the Exempt Offering Comfort Letter and the Registered Offering Comfort Letter to be provided by the independent auditors of the Group solely in respect of the financial information set forth in the financial statements referred to in clauses (a)(i) and (a)(ii) and financial information contained in clause (b) above as of the commencement of the Marketing Period that can be provided in customary final form on any date during the Marketing Period, though prior to the Completion Date (provided, however, that such comfort letters shall be provided in final form prior to the filing of any short-form final prospectus and/or a comparable prospectus supplement or the pricing of any offering related to the Financings (including any equity financing) by Concordia and/or any of its affiliates and a customary “bring-down” comfort letter shall be provided by the independent auditors of the Group at the closing of such short-form prospectus and/or a comparable prospectus supplement and/or registration statement offering or the Financings);

“Resigning Director” means [REDACTED – Personal Information];

“Restricted Persons” means the Category A Restricted Persons and the Category B Restricted Persons and “Restricted Person” shall be construed accordingly;

“Sale Shares” means, in relation to a Seller, the number of Shares, as set opposite its name in columns 2 to 7 of the tables set out in Part A, Part B or Part C of Schedule 1 (as applicable);

“Sales Tax” means any sales, use, goods and services or similar tax, including any VAT, together with any interest or penalties with respect thereto (save to the extent any interest or penalties arise as a result of any non-compliance by any Group Company with any VAT or Sales Tax regime);

“Seller’s Completion Document” has the meaning given in clause 10.1.1;

“Seller Costs Allocation” has the meaning given in clause 20.3;

“Seller’s Group Undertaking” means a Seller and any of its Affiliates (but excluding any Group Company);

“Sellers’ Account” means the (i) [REDACTED – Confidential Information] and (ii) such other account notified to the Buyer pursuant to the Completion Schedule;

“Sellers’ Solicitors” means Clifford Chance LLP of 10 Upper Bank Street, London E14 5JJ;

“Shares” means A Ordinary Shares, the B Ordinary Shares, the C Ordinary Shares, the E Ordinary Shares and all other shares (if any) issued and outstanding in the share capital of the Company;

“Side Letter” means the letter addressed to each of the Management Sellers and the Other Sellers from and delivered by the Company in the form determined by the Institutional Sellers’ Representative on the date of this Agreement, with a copy delivered by the Institutional Sellers’ Representative to the Buyer, setting out inter alia, an indication of the Net Cash Consideration, the Management Loan Repayment Amount, the Loan Note Amount and the Deferred Consideration Securities that each respective Seller would receive on the basis of the Indicative Seller Consideration Allocation, and “Side Letters” shall be construed accordingly;

“Significant Acquisition or Probable Acquisition” means (i) any acquisition by any member of the Group that would be a “significant acquisition” of Concordia for purposes of Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, or (ii) any proposed acquisition by any member of the Group that (A) has progressed to a state where a reasonable person would believe that the likelihood of such member completing the acquisition is high (within the meaning of Canadian securities laws and as interpreted in the Companion Policy to National Instrument 44-101), and (B) would be a “significant acquisition” of Concordia for the purposes of Part 8 of National Instrument 51-102 of the Canadian Securities Administrators if completed.

“Surviving Provisions” means clauses 1 (Interpretation), 18 (Confidential Information), 19 (Announcements), 20 (Costs), 22 (Entire Agreement), 23 (Assignment), 24 (Notices), 25 (Process Agent) and 27 (Governing Law and Jurisdiction);

“Tax” and “Taxation” mean all federal, state, local, foreign and other income, gross receipts, sales, use, value-added, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such interest, additions or penalties determined or assessed by a Tax Authority;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Authority” and “Taxation Authority” means any government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world exercising a fiscal, revenue, customs or excise function (including, without limitation, HM Revenue & Customs);

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Total Cash Consideration” has the meaning given in clause 3.2.1;

“Total Consideration” means the Consideration Amount, the Earn-Out Consideration and the Loan Note Amount, and any amount notified to the Institutional Sellers’ Representative pursuant to clause 3.7;

“Transaction” means the sale and purchase of the Shares and the redemption of the Loan Notes, each as contemplated by this Agreement;

“Transaction Costs” means the third-party transaction fees, costs and expenses (including any disbursements relating thereto and break fees and/or prepayment fees or costs on the Existing Facilities upon repayment of the Existing Facilities at Completion and professional advisers’ fees and costs related thereto) incurred by or on behalf of the Sellers and/or a member of the Group in connection with the Transaction after the Locked Box Date (but only to the extent not specifically included as a liability in the Locked Box Accounts), as determined by the Institutional Sellers’ Representative;

“Transaction Costs Amount” means the amount of the Transaction Costs;

“Transaction Documents” means this Agreement and each document required to be entered into by any or all of the parties on or before Completion pursuant to the Transaction (including for the avoidance of doubt, the Put and Call Option Deed);

“TSX” means the Toronto Stock Exchange;

“US Consent Letter” means a auditor consent letter of the independent auditors of the Group (which shall be addressed to the U.S. securities regulatory authorities) in relation to a non-exempt offering of securities in the United States;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

“VAT” means any tax imposed pursuant to, but subject to derogations from, Council Directive 2006/112/EC or, outside the European Union, any tax levied by reference to added value or sales;

“Warrantors” has the meaning set out in the Management Warranty Deed;

[REDACTED – Commercially Sensitive Information]; and

[REDACTED – Commercially Sensitive Information].

1.1	In this Agreement, a reference to:

1.1.1	(i) a “subsidiary” or “holding company” is to be construed in accordance with section 1159 (and Schedule 6) of the Act and for the purposes of this definition, a person shall be treated as a member of another person if any of that person’s subsidiaries is a member of that other person, or if any shares in that other person are held by a person acting on behalf of it or any of its subsidiaries and (ii) a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Act. A subsidiary and a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

1.1.2	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification initialled by or on behalf of the Buyer, the Institutional Sellers’ Representative and the Management Sellers’ Representative;

1.1.3	a procuring obligation, where used in relation to the Sellers or the other parties to this Agreement (or any one or more of them) means that each Seller or other party (as the case may be) undertakes to exercise his or its voting rights and use any and all powers vested in him or it from time to time as a shareholder, director, officer or employee or otherwise in or of the Company or any other Group Company or other entity (as relevant) to ensure compliance with that obligation so far as he or it is reasonably able to do so, whether acting alone or (to the extent that he is lawfully able to contribute to ensuring such compliance collectively) acting with others;

1.1.4	a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Agreement;

1.1.5	a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.1.6	a “party” includes a reference to that party’s successors and permitted assigns;

1.1.7	a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or Schedule to, this Agreement;

1.1.8	one gender shall include each gender;

1.1.9	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous Laws of any other jurisdiction;

1.1.10	references to the date of this Agreement refer to the original date of this Agreement; and

1.1.11	times of the day is to London time, unless otherwise provided herein.

1.2	The ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3	Reference to “dollars” or “$” denotes and refers to the lawful currency of the United States.

1.4	Reference to “pounds”, “pounds sterling” or “£” denotes and refers to the lawful currency of the United Kingdom.

1.5	Reference to “Canadian dollars” or “CAD” denotes and refers to the lawful currency of Canada.

1.6	References relating to the payment of the Earn-Out Consideration and/or [REDACTED – Commercially Sensitive Information] shall be construed as meaning the Earn-Out Consideration and/or [REDACTED – Commercially Sensitive Information] to the extent payable in accordance with the terms of this Agreement.

1.7	The obligations of each Seller under this Agreement are several (not joint and several) and no Seller shall have any liability for any act or omission of any other Seller.

1.8	The obligations of each member of the Management Team under this Agreement are several (not joint and several) and no member of the Management Team shall have any liability for any act or omission of any other member of the Management Team.

1.9	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	Subject to and in accordance with the terms of this Agreement, each Seller agrees to sell with full title guarantee and the Buyer agrees to buy the Sale Shares and each right attaching to the Sale Shares at or after Completion, free of any Encumbrance.

2.2	Each Seller hereby irrevocably waives, and undertakes to the Buyer that neither it nor any of its Affiliates will seek to enforce, any Adverse Rights which may exist in favour of that Seller or any of its Affiliates with respect to the Sale Shares and consents, and undertakes to procure that its Affiliates consent, for all purposes, to the transfer by each other Seller of such Seller’s Sale Shares to the Buyer as required by this Agreement.

2.3	The Parent hereby guarantees the obligations of the Buyer under this Agreement and the Transaction Documents on the terms of Schedule 9.

3.	CONSIDERATION

3.1	The aggregate purchase price payable by the Buyer for the Shares shall be equal to the sum of the Consideration Amount, the Earn-Out Consideration and [REDACTED – Commercially Sensitive Information].

3.2	The consideration amount shall be an amount equal to:

3.2.1	£799,920,000 (the “Total Cash Consideration”); plus

3.2.2	the Deferred Consideration Securities Amount; plus

3.2.3	the Additional Consideration; less

3.2.4	the Loan Note Amount; less

3.2.5	the Exit Bonuses Amount; less

3.2.6	the Transaction Costs Amount

(together, the sum of clauses 3.2.1 to 3.2.6 being the “Consideration Amount”), which shall be apportioned between the Sellers without any liability to the Buyer as set out in the Final Seller Consideration Allocation in the Completion Schedule and satisfied by the Buyer in accordance with clause 8 and the remaining provisions of this clause 3.

3.3	The additional consideration shall be an amount equal to the Daily Cash Amount multiplied by the number of days elapsed in the period from (and excluding) the Locked Box Date to (and including) the Completion Date (the “Additional Consideration”) and as notified to the Buyer in accordance with clause 8.2.

3.4	The Consideration Amount shall be satisfied by the Buyer as follows:

3.4.1	the proportion of the Consideration Amount equal to the Deferred Consideration Securities Amount shall be satisfied by the Buyer allotting and issuing the Buyer Securities (credited as fully paid) on Completion to the Sellers in the proportions set out in the Final Seller Consideration Allocation and in accordance with clause 8; and

3.4.2	the proportion of the Consideration Amount equal to:

(a)	the Total Cash Consideration; plus

(b)	the Additional Consideration; less

(c)	the Loan Note Amount; less

(d)	the Management Loans Repayment Amount; less

(e)	the Exit Bonuses Amount; less

(f)	the Transaction Costs Amount,

(together, the sum of clauses 3.4.2(a) to (f) being the “Net Cash Consideration”), shall be satisfied by the Buyer paying to the Sellers an amount equal to the Net Cash Consideration in cash on Completion, such payment to be made in accordance with clause 8.

3.5	Subject to Completion, the Buyer shall pay to the Seller’s Solicitors Account (by transfer of funds for same day value) the Earn-Out Consideration on or before the 10th Business Day starting on the day after the agreement or determination of the Gross Contribution Statement in accordance with Schedule 5. The Earn-Out Consideration shall be allocated in cash between each Seller without liability to the Parent and Buyer as determined by the Institutional Sellers’ Representative acting in good faith and having regard to the respective rights of the Sellers under the Articles of Association, including any amounts payable pursuant to article 14.3 of the Articles of Association.

3.6	Each Seller acknowledges and agrees:

3.6.1	to comply in good faith, in all respects, with the terms of the Articles of Association and not take any action to intentionally avoid any obligation thereunder (including, to the extent applicable, article 14.3); and

3.6.2	that the Institutional Sellers’ Representative shall determine the allocation and distribution of the Total Consideration in accordance with (a) the terms of the Articles of Association (including determining the allocation of proceeds and deduction of all costs and expenses for the purposes of article 14.1 of the Articles of Association and applying any exchange rate where a sum received or to be allocated pursuant to this Agreement or otherwise is expressed to be in a currency other than pounds sterling) and (b) the terms of this clause 3.

3.7	Without prejudice to clause 3.6:

3.7.1	each Management Seller and each Other Seller who holds A Ordinary Shares as at the date of this Agreement shall, to the extent practicable and legally permissible, provide written notice to the Institutional Sellers’ Representative of any disposal to a third party of any Deferred Consideration Securities (including the gross cash proceeds and any related costs of such disposal); and

3.7.2	if any Deferred Consideration Securities are sold or otherwise transferred by any Institutional Seller,

the Institutional Sellers’ Representative shall, in respect of each of clause 3.7.1 and clause 3.7.2, promptly notify a Managers’ Representative in writing of any such sale, specifying (a) the identity of the selling party; (b) the gross cash proceeds received in respect of any such sale and (c) any related costs and expenses of such sale.

3.8	[REDACTED – Commercially Sensitive Information]

3.9	[REDACTED – Commercially Sensitive Information]

3.10	[REDACTED – Commercially Sensitive Information]

3.11	[REDACTED – Commercially Sensitive Information]

3.12	[REDACTED – Commercially Sensitive Information]

3.13	[REDACTED – Commercially Sensitive Information]

3.14	[REDACTED – Commercially Sensitive Information]

3.15	Any payment made by a Seller to the Buyer in respect of a Relevant Claim (which shall include, for purposes of this clause 3.15, any claims under the Management Warranty Deed in respect of the relevant Warrantor) shall be treated by the Buyer and the Sellers as a reduction in the Consideration Amount.

4.	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

5.	INJUNCTION

If, in the period between the date of this Agreement and Completion, any of the Buyer or any Seller becomes actually aware of any Injunction, then each party hereto shall use its best efforts to discharge any such Injunction that has been ordered.

6.	CONDITION

6.1	The obligations of the Buyer and each Seller to proceed with Completion is conditional upon (1) no Injunction having occurred and continuing in effect and (2) the TSX having issued a letter addressed to the Buyer stating that the listing and posting for trading on the TSX of the Deferred Consideration Securities has been conditionally approved (the “TSX Approval”).

6.2	In respect of the TSX Approval:

6.2.1	the Buyer shall use its best efforts to obtain the TSX Approval; and

6.2.2	each of the Sellers shall give all cooperation reasonably required to support the Buyer obtaining the TSX Approval and the Institutional Sellers shall submit the Personal Information Form to the TSX within 10 Business Days of the date of this Agreement.

7.	LOCKED BOX

7.1	Each Seller covenants and undertakes to the Buyer that in the period from (and excluding) the Locked Box Date up to (and including) the Completion Date (save to the extent comprising a Permitted Leakage):

7.1.1	no dividend or other distribution (whether in cash or in kind) (including any distribution as defined in Part 23 of the CTA 2010) has been or will be declared, paid or made by any Group Company to or for the benefit of such Seller or any of its Affiliates or Portfolio Companies;

7.1.2	no Group Company has returned or will return (in cash or in kind) any of its share capital (as applicable) to or for the benefit of a Seller or any of its Affiliates or Portfolio Companies, whether as a result of a redemption, repurchase, repayment, reduction of its share capital or otherwise;

7.1.3	no Group Company has transferred or will transfer any material asset, rights or other benefits to or for the benefit of a Seller or any of its Affiliates or Portfolio Companies, other than on arm’s length commercial terms;

7.1.4	no Group Company has amended or will amend the terms of its borrowing or indebtedness in the nature of borrowing owed by it to a Seller or any of its Affiliates or Portfolio Companies;

7.1.5	no Encumbrance has been or will be created over any of the assets of a Group Company in favour of or for the benefit of a Seller or any of its Affiliates or Portfolio Companies;

7.1.6	no payments have been or will be made by or on behalf of any Group Company to or for the benefit of a Seller or any of its Affiliates or (otherwise than in the ordinary course of business) any of its Portfolio Companies;

7.1.7	no amounts owed to any Group Company by a Seller or any its Affiliates or Portfolio Companies have been or will be waived, deferred or forgiven nor has any liability of a Seller or any of its Affiliates or Portfolio Companies been assumed or discharged nor will it be assumed or discharged;

7.1.8	no management, monitoring or other shareholder or directors’ fees or bonuses or payments of a similar nature have been or will be paid by or on behalf of any Group Company to or for the benefit of such Seller or any of its Affiliates or its Portfolio Companies;

7.1.9	no costs or expenses relating to the sale of the Shares (to any person), (including any professional advisers’ fees nor any transaction or sale bonuses or other payments payable as a result of Completion (to any person), have been or will be paid or incurred, by or on behalf of any Group Company to or on behalf of such Seller or any of its Affiliates or its Portfolio Companies;

7.1.10	no Group Company has made or provided or agreed or will make or provide or agree any gift (including any transfer of an asset, right or other benefit otherwise than on arm’s length terms), guarantee, security, third party right, or loan to, or for the benefit of, a Seller or any of its Affiliates or its Portfolio Companies;

7.1.11	neither the relevant Seller nor any of its Affiliates nor any Portfolio Company have agreed or committed or will agree or commit to take or omit any of the actions set out in clauses 7.1.1 to 7.1.10 (inclusive) above,

(“Leakage”).

7.2

Subject to Completion having taken place, in the event of any breach of clause 7.1 by a Seller, the relevant Seller shall on demand by the Buyer pay the Buyer or procure payment to the Buyer an amount, as an adjustment to the Consideration Amount, equal (on a £ for £ basis) to the sum of cash or cash equivalent value (as of the date thereof) of the (i) Leakage; (ii) plus any documented professional advisers’ fees and other out of pocket expenses properly incurred in recovery of the Leakage; (iii) plus, to the extent not included in 7.2(i), any Tax incurred by the Buyer, any Buyer’s Group Undertaking or any member of the Group on the Leakage; (iv) less an amount equal to any credit, repayment or refund of Tax to a Buyer’s Group Undertaking or any member of the Group as a result of the Leakage (clause 7.2 (i), (ii), (iii) and (iv) together being the “Gross Leakage”); plus interest at [REDACTED – Percentage] per annum on the Gross Leakage from the date on which the Leakage occurs to the date on which it is repaid by the relevant Seller. A claim under this clause 7.2 shall be the sole remedy available to the Buyer arising (directly or indirectly) from a breach of clause 7.1.

7.3	No Seller is liable to make a payment under clause 7.2 unless the Buyer has notified the Seller in writing of its breach of clause 7.1, or the claim under clause 7.2, stating in reasonable detail the nature of the breach and, if practicable, the amount claimed, on or before the date falling [REDACTED – Time Period] from the Completion Date, in which case, in relation to any relevant breaches notified, that Seller shall remain liable until any relevant claims have been satisfied, settled or withdrawn and any payment in respect of any such satisfaction or settlement has been made to the Buyer.

7.4	Nothing in this clause 7 shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud (or fraudulent misrepresentation).

8.	COMPLETION

8.1	Completion shall take place at the offices of the Seller’s Solicitors on the Completion Date or at such other place or places as the Institutional Sellers’ Representative and the Buyer may agree.

8.2	No less than three Business Days prior to Completion, the Management Team and the Institutional Sellers’ Representative (acting reasonably and in good faith) shall, for and on behalf of the Sellers, procure that the Company provides the Buyer with a written notice setting out the:

8.2.1	Bank Payment Amount;

8.2.2	Bank Payment Account;

8.2.3	Total Cash Consideration;

8.2.4	Implied Fixed Consideration;

8.2.5	Additional Consideration;

8.2.6	Loan Note Amount;

8.2.7	Management Loans Repayment Amount;

8.2.8	Exit Bonuses Amount;

8.2.9	Transaction Costs Amount;

8.2.10	Net Cash Consideration; and

8.2.11	Final Seller Consideration Allocation,

(the “Completion Schedule”).

8.3	Without liability to the Parent and Buyer, as between the Sellers, each Seller agrees that the Final Seller Consideration Allocation as determined by the Institutional Sellers’ Representative acting in good faith shall be final and binding upon it/him. Each Seller irrevocably acknowledges and agrees that the Buyer and its affiliates shall have no liability whatsoever for the Final Seller Consideration Allocation.

8.4	At Completion, each Seller shall and the Buyer shall do all those things respectively required of them in this clause 8 and Schedule 2 and the Buyer shall:

8.4.1	allot and issue the Buyer Securities to the Sellers (or in the case of the Institutional Sellers, such Institutional Sellers’ nominee) in accordance with clause 3.4.1 and in the amounts set out opposite their respective names in the Final Seller Consideration Allocation;

8.4.2	pay to the Sellers’ Account an amount in cash equal to the Net Cash Consideration by transfer of funds for same day value;

8.4.3	procure payment by or on behalf of the relevant Group Company of the Loan Note Amount to the Sellers’ Account by transfer of funds for same day value;

8.4.4	procure payment by or on behalf of the relevant Sellers of the Management Loans Repayment Amount to the relevant member of the Group;

8.4.5	procure payment by or on behalf of the relevant Group Company of the Transaction Costs Amount (plus any Taxes thereon);

8.4.6	procure payment by or on behalf of the relevant Group Company of the Exit Bonus Amount to the relevant recipients entitled thereto (net of any amount required to be withheld and remitted in connection with PAYE or any national insurance contributions), it being understood that such recipients shall be entitled to enforce this clause under the Contracts (Rights of Third Parties) Act 1999; and

8.4.7	procure payment by or on behalf of the relevant Group Company of the Bank Payment Amount and cancellation of the Existing Facilities in accordance with the terms thereof and the release of related security, subject to the Management Team and the Institutional Sellers Representative procuring delivery, not less than two Business Days prior to Completion, of a redemption statement setting out the amounts of debt repayable as at the Completion Date under the Existing Facilities.

provided that the Management Sellers shall, so far as they are legally able, provide the Buyer with such information and assistance as the Buyer reasonably requires to comply with this clause 8.4.

8.5	With respect to the Deferred Consideration Securities:

8.5.1	each Institutional Seller warrants that neither it nor any member of the Institutional Sellers’ Group hold any common shares of the Parent as of the date of this Agreement and agree that neither it nor any member of the Institutional Sellers’ Group shall acquire any common shares of the Parent from the date of this Agreement to and including Completion (other than Deferred Consideration Securities); and

8.5.2	notwithstanding any other provision of this Agreement, each Seller expressly acknowledges and agrees that the allotment and issue of the Buyer Securities in accordance with clause 8.4.1 and the payment of the Net Cash Consideration in accordance with clause 8.4.2 shall satisfy in full consideration due from the Buyer to each Seller in respect of his/its Sale Shares under this Agreement and the Buyer shall not be concerned with the apportionment of the Buyer Securities or the Net Cash Consideration as between the Sellers.

8.6	The Sellers are not obliged to complete this Agreement unless:

8.6.1	the Buyer complies with all its obligations under this clause 8 and Schedule 2; and

8.6.2	the sale and purchase of all the Sale Shares is completed simultaneously.

8.7	The Buyer is not obliged to complete this Agreement unless:

8.7.1	each Seller complies with all its respective obligations under this clause 8 and Schedule 2;

8.7.2	the sale and purchase of all the Sale Shares and redemption of the Loan Notes is completed simultaneously; and

8.7.3	all of the Shares are transferred to the Buyer free and clear of all Encumbrances and all of the Loan Notes are redeemed at Completion.

8.8	If Completion does not take place on the Completion Date because:

8.8.1	the Buyer fails to comply with any of its obligations under this clause 8 and Schedule 2; or

8.8.2	any of the Sellers fails to comply with any of his/its respective obligations under this clause 8 and Schedule 2,

in each case, whether such failure to comply amounts to a repudiatory breach or not, the Buyer (in the case of such a failure by a Seller) or the Institutional Sellers’ Representative, for and on behalf of the Sellers (in the case of such a failure by the Buyer) may by notice to the other parties elect to:

(a)	require all the parties to proceed to Completion to the extent reasonably practicable (without limiting the rights under this Agreement of the Buyer, or as the case may be, the Sellers);

(b)	require all the parties to postpone Completion by at least ten Business Days or to such date as the Institutional Sellers’ Representative and the Buyer may otherwise agree (in each case, being a date not later than the Longstop Date);

(c)	subject to Completion having first been deferred for a period of at least ten Business Days and the parties having used reasonable endeavours to effect Completion during that period, terminate this Agreement.

If Completion is postponed to another date in accordance with clause (b) above, the provisions of this Agreement apply as if such other date is the Completion Date.

8.9	If this Agreement is terminated pursuant to clause 8.8.3 (c) or Completion has not occurred by the Long Stop Date, each party’s further rights and obligations cease immediately on termination, other than in respect of the Surviving Provisions but termination does not affect a party’s accrued rights and obligations at the date of termination.

9.	LOAN NOTE REDEMPTION

Each Seller, who is, as at the date of this Agreement a holder of Loan Notes:

9.1	consents irrevocably and unconditionally for all purposes to the redemption of such Loan Notes in consideration for the payment to such Seller of the proportion of the Loan Note Amount that such Seller is entitled to under the terms of the Loan Note Instruments (the “Loan Note Redemption”);

9.2	shall take all steps reasonably required by the Institutional Sellers’ Representative and the Company to effect the redemption of the Loan Notes on Completion; and

9.3	agrees that:

9.3.1	the payment of the Loan Note Amount by the Company (or by the Buyer on behalf of the Company) to the Sellers’ Account for and on behalf of the Sellers shall satisfy in full the obligations of the Company to pay the Loan Note Amount to the relevant Sellers under this Agreement, to pay any redemption amounts under the Loan Notes and to effect redemption of the Loan Notes; and

9.3.2	with effect from Completion the Loan Note Redemption releases the Company from all of its obligations and liabilities to any Seller in respect of the Loan Notes (and the Company may enforce the terms of clause 9.3 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999).

10.	SELLER WARRANTIES AND PRE-COMPLETION CONDUCT

10.1	Each Seller warrants to the Buyer in respect of itself/himself that as at the date of this Agreement and as at Completion:

10.1.1	it/he has the requisite power and authority to enter into, and to perform its/his obligations under this Agreement and the Transaction Documents which are to be entered into by it/him (each a “Seller’s Completion Document”);

10.1.2	it/he has obtained or satisfied all corporate, regulatory and other approvals or conditions necessary to execute, and perform its/his obligations under, each of the Seller’s Completion Documents; and

10.1.3	each of the Seller’s Completion Documents constitutes or will, when executed by the relevant person, constitute legal, valid, enforceable and binding obligations of it/him in accordance with its respective terms.

10.2	Each Institutional Seller warrants to the Buyer in respect of itself/himself only that as at the date of this Agreement and as at Completion:

10.2.1	its Custodian is the sole legal owner of the Sale Shares and Loan Notes set out opposite its name in Schedule 1;

10.2.2	it is the sole legal and beneficial owner of the Sale Shares and Loan Notes set out opposite its name in Schedule 1; and

10.2.3	it has full power and authority to transfer the legal and beneficial ownership of its Sale Shares.

10.3	Each Management Seller and Other Seller warrants to the Buyer in respect of itself/himself only that as at the date of this Agreement and as at Completion it/he is the sole legal and beneficial owner of the Sale Shares and Loan Notes set out opposite its/his name in Schedule 1.

10.4	Notwithstanding any other provision of this Agreement, the Management Team and the Institutional Sellers shall procure that no Group Company shall enter into any agreement or arrangement (without encouragement or support of the Buyer) that would constitute a Significant Acquisition or Probable Acquisition.

10.5	Between the date of this Agreement and the Completion Date:

10.5.1	the Management Team and the Institutional Sellers shall procure that:

(a)	each Group Company shall continue to operate its business in the usual course;

(b)	the Company shall give written notice to the Buyer of any product price increases in excess of [REDACTED – Percentage] on any stockkeeping unit that represent [REDACTED – Commercially Sensitive Information];

(c)	no Group Company shall take any action or decision in respect of the matters set out in Schedule 3 other than:

(i)	as required by any of the Transaction Documents;

(ii)	with the prior written consent of the Buyer and the Institutional Sellers’ Representative (on behalf of the Institutional Sellers) (such consent not to be unreasonably withheld, conditioned or delayed); or

(iii)	as is reasonably necessary in order to comply with: (A) any transaction, commitment or arrangement existing as at or before the date of this Agreement (to the extent such transaction commitment or arrangement has been disclosed to the Buyer as part of the Disclosure Information); or (B) any Law, regulation, rule, or official directive of any Authority from time to time; and

(d)	using their respective reasonable commercial efforts the Company provide all customary cooperation in connection with the consummation of the Financing (including any equity financing) contemplated by the Commitment Letter, including the delivery to the Parent of the Required Information as soon as reasonably practicable after the date of this Agreement; and

10.5.2	the Institutional Sellers agree that they shall not provide their consent under clause 10.5.1 without the prior written consent of the Buyer (and the Buyer’s consent under clause 10.5.1 to a particular matter shall be deemed to satisfy the consent requirement under this clause 10.5.1(d) in respect of the same matter).

11.	REMEDIES

11.1	Subject to clause 8.8, notwithstanding that the Parent or Buyer becomes aware at any time:

11.1.1	of a fact or circumstance which gives rise to or which would or might give rise to a Relevant Claim;

11.1.2	that there has been a breach of any other provision of this Agreement; or

11.1.3	that there may be a claim against a Seller in connection with this Agreement,

the Buyer shall not be entitled to rescind this Agreement or treat this Agreement as terminated but shall only be entitled to claim damages in respect of such matter and, accordingly, the Buyer waives all and any rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights in respect of fraud (including fraudulent misrepresentation or wilful concealment).

11.2

Subject to clause 8.8, notwithstanding that any of the Sellers becomes aware at any time of a fact or circumstance which gives rise to or which would or might give rise to a breach of the warranties contained in Schedule 6 or that there has been a breach of any other provision of this Agreement or that there may be a claim against the Parent or Buyer in connection with this Agreement, none of the Sellers shall be entitled to rescind this Agreement or treat this Agreement as terminated but shall only be entitled to claim damages in respect of such matter and, accordingly, such Seller waives all and any rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights in respect of fraud (including fraudulent misrepresentation).

12.	SET OFF

12.1	The Buyer shall be entitled, but not obliged, to deduct from the Earn-Out Consideration payable to a relevant Seller, when it becomes due and payable in accordance with Schedule 5, an amount equal to any Settled Claim.

12.2	A “Settled Claim” is any Relevant Claim which is (i) agreed by the relevant Seller and the Buyer in writing or (ii) determined by a court of competent jurisdiction against that Seller.

13.	LIMITATION OF LIABILITY

13.1	The liability of each Seller under or in respect of any Relevant Claim shall be subject to the following limitations and further provisions set out in this clause 13.

13.2	Without prejudice to any other limitations set out in any other Transaction Document, the aggregate liability of each Seller in respect of a Relevant Claim shall not exceed the amount equal to the proportion of the [REDACTED – Commercially Sensitive Information].

13.3	No Seller shall be liable in respect of any Relevant Claim unless the Buyer shall have given to the Seller written notice of such Relevant Claim specifying (in reasonable detail) the matter(s) which gives rise to the Relevant Claim, the nature of the claim and (if practicable) the amount claimed in respect thereof as soon as reasonably practicable after the Buyer becomes aware of the Relevant Claim and in any event on or before the date falling [REDACTED – Time Period] from the Completion Date.

13.4	Any Relevant Claim notified pursuant to clause 13.3 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn [REDACTED – Time Period] after the relevant notice has been given by the Buyer, unless at such time legal proceedings in respect of the Relevant Claim (i) have been commenced by being both issued and served and (ii) are being and continue to be pursued with reasonable diligence.

13.5	Nothing in the Transaction Documents shall or shall be deemed to relieve or abrogate the Buyer in respect of any Relevant Claim of any common law or other duty to mitigate any loss or damage.

13.6	No Seller shall be liable in respect of any Relevant Claim to the extent that the subject of such Relevant Claim has been made or is made good or is otherwise compensated for without cost to the Buyer.

13.7	The Sellers shall not be liable under any Transaction Document in respect of any indirect, punitive or consequential losses.

13.8	The Buyer shall not be entitled to recover from any Seller under any Transaction Document more than once in respect of the same fact, matter or circumstance in respect of any Relevant Claim.

13.9	The liability of the Buyer under or in respect of any claims for a breach of the warranties contained in Schedule 6 shall not exceed the value [REDACTED – Commercially Sensitive Information]. The provisions of clauses 13.3 to 13.8 shall apply mutatis mutandis to any claim against the Buyer by a Seller for a breach of the warranties contained in Schedule 6 and any other claim against the Buyer by a Seller for a breach of this Agreement other than a breach of the Buyer’s obligations under clauses 3.5, 4 and 8.4.

13.10	Nothing in this Agreement shall limit or exclude the liability of the parties hereto to the extent that such liability arises as a result of such party’s own fraud (including fraudulent misrepresentation).

14.	THE BUYER’S AND PARENT’S WARRANTIES AND UNDERTAKINGS

14.1	Each of the Parent and Buyer warrants to the Sellers that each Parent and Buyer Warranty set out in Schedule 6 is true, accurate and not misleading as at the date of this Agreement or, solely with respect to Buyer and Buyer Securities, as of October 20, 2015.

14.2	The Parent undertakes from the date of this Agreement to the Completion Date (both dates inclusive):

14.2.1	to comply with the requirements of the TSX and NASDAQ which are relevant to this Agreement and to apply for and use commercially reasonable efforts to obtain conditional listing approval of the TSX and NASDAQ for the Deferred Consideration Securities, subject only to the satisfaction of customary conditions required by such exchange or market;

14.2.2	to promptly notify the Institutional Sellers’ Representative of: (a) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement amendment or confirmation) of such person is required in connection with this Agreement or the transactions contemplated thereby, (b) any notice or other communication from any Governmental Entity in connection with this Agreement or the transactions contemplated hereby (and contemporaneously provide a copy of any such written notice or communication to the Sellers), or (c) any material filing, actions, suits, claims, investigations or proceedings commenced or threatened, in each case to its knowledge, against, relating to, involving or otherwise affecting this Agreement or the transactions contemplated hereby; and

14.2.3

to use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described herein and in the Commitment Letter prior to the Longstop Date, including (i) maintaining in effect the Commitment Letter, (ii) negotiating definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms that are acceptable to Parent and not materially less favorable, taken as a whole to Parent than the terms set forth in the Commitment Letter and would not adversely affect (including with respect to timing) the ability of Buyer to consummate the Transaction and (iii) satisfying on a timely basis all conditions applicable to Parent and its subsidiaries in the Commitment Letter and the Definitive Agreements.

14.2.4	to not declare or issue dividends other than the quarterly ordinary dividend of $0.075 per common share in accordance with past practice;

14.2.5	except with the prior written consent of the Institutional Sellers’ Representative, that it shall not and procure that each Buyer’s Group Undertaking shall not, unless (1) required by this Agreement or (2) is reasonably necessary in order to comply with: (i) any transaction, commitment or arrangement existing as at or before the date of this Agreement; or (ii) any law, regulation, rule, official directive, request or guideline of any Authority from time to time or (3) is in connection with any equity financing in connection with the Transaction or (4) is in connection with the grant, vesting or exercise of management or employee incentive plans or equivalent of the Company:

(a)	create, allot, issue, grant, acquire, repay or redeem any share capital of the Parent, or any options, warrants or similar rights exercisable or exchangeable for or convertible into the share capital of the Parent or agree to do any of those things; or

(b)	enter into, carry out or effect any transaction, agreement or arrangement that would, or may, require a Buyer’s Group Undertaking to obtain, or cause the withdrawal of any existing, corporate, regulatory or other approvals necessary for the Buyer and Parent to execute, and perform their respective obligations under, this Agreement and each of the Buyer’s Completion Documents; and

14.2.6	to the extent permitted by Law or regulation, to promptly notify the Institutional Sellers’ Representative of: (a) any change, effect, event, development, occurrence, circumstance or state of facts which has or would reasonably be expected to have a material and adverse effect in respect of the Parent, (b) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement amendment or confirmation) of such person is required in connection with this Agreement or the transactions contemplated thereby, (c) any notice or other communication from any Governmental Entity in connection with this Agreement or the transactions contemplated hereby (and contemporaneously provide a copy of any such written notice or communication to the Sellers), or (d) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Parent, the Buyer, this Agreement or the transactions contemplated hereby.

14.3	The Parent warrants to the Sellers at the date of this Agreement that:

14.3.1

the Sellers have been provided with correct and complete copies of the executed (i) commitment letter, dated as of 4 September 2015, in favor of Parent from the Financing Sources; and (ii) fee letter related thereto subject to redaction of fee amounts, pricing caps (including pricing caps in any “securities demand” provisions), economic “flex” terms and other economic provisions that are customarily redacted in connection with acquisition agreements of this type ((i) and (ii), together with all exhibits, annexes, schedules and attachments thereto, the “Commitment Letter”)), pursuant to which the Financing Sources have committed, subject to the terms and conditions of the Commitment Letter, to lend to Parent, the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by the Transaction Documents;

14.3.2	the Commitment Letter is in full force and effect and has been executed by and is binding upon all the parties thereto;

14.3.3	except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Financing Sources to provide the Financing or any contingencies that would permit the Financing Sources to reduce the total amount of the Financing;

14.3.4	the Financing, when funded in accordance with the Commitment Letter, together with any cash and marketable securities on Parent’s balance sheets, shall provide Parent with the necessary cash resources to fund Buyer’s cash payment obligations under the Transaction Documents; and

14.3.5	the Buyer will have sufficient cash resources available to it, on an unconditional basis, to satisfy its cash payment obligations to pay any damages to which the Sellers may become entitled for breach of the Transaction Documents.

14.4	The Parent undertakes to maintain the Commitment Letter in full force and effect and shall ensure that there shall be no amendment, modification, termination, replacement, restatement, cancellation or other change made to the Commitment Letter that would adversely affect the ability of the Buyer to satisfy its cash payment obligations under the Transaction Documents and shall not knowingly do any act or take any step or omit to do any act or take any step that would in any way:

14.4.1	reduce the aggregate amount of the Financing available to be drawn by the Parent thereunder;

14.4.2	reduce the period of time for which funds are available to be drawn by the Parent; or

14.4.3	otherwise materially adversely affect the ability of the Parent to draw funds thereunder on the Completion Date in an amount sufficient to enable the Buyer to meet its cash payment obligations under the Transaction Documents and all fees and expenses required to be paid in connection with the Financing.

14.5	The Parent further undertakes to each of the Sellers that it shall take all action necessary to draw such amounts as it requires under the Financing on the Completion Date sufficient for the Buyer to meet its cash payment obligations under the Transaction Documents and all fees (including any VAT properly chargeable thereon) and expenses required to be paid in connection with the Financing.

14.6	To the extent that such funds as referred to in clause 14.5 are not capable of being drawn as a result of a failure of the relevant counterparty to perform its cash payment obligations under the Commitment Letter, the Parent undertakes to take all reasonable actions (or procure that such action is taken) as is necessary to enforce its or any other member of the Buyer’s Group Undertaking’s rights against such counterparty under the relevant agreements.

15.	ACCESS TO INFORMATION

15.1	The Buyer acknowledges that the Sellers may need access from time to time after Completion, for tax, regulatory or accounting purposes, to information held by a member of the Group to the extent such records and information pertain to events occurring prior to Completion, and accordingly the Buyer agrees that it shall cause each member of the Group:

15.1.1	properly to retain and maintain such records until the date that is [REDACTED – Time Period] after Completion or such shorter period as may be permitted by the relevant local law, statute and/or regulation; and

15.1.2	upon being given reasonable notice by a Seller and subject to that Seller giving such undertaking as to confidentiality as the Buyer shall reasonably require, to allow such Seller and its respective officers, employees, agents, auditors and representatives to inspect, review and, at the cost of such Seller, make copies of such records and information for and only to the extent necessary for such purposes.

15.2	To the extent that customary restrictions to preserve attorney-client privilege are not implemented, records and information are excluded from the requirements of clause 15.1 to the extent that the disclosure of any such records and information would result in the loss or waiver of any attorney-client privilege.

16.	INSTITUTIONAL SELLERS’ REPRESENTATIVE

16.1	Each Institutional Seller and each Other Seller (other than the Leavers) hereby appoints Cinven Capital Management (V) General Partner Limited to be the institutional sellers’ and other sellers’ representative (the “Institutional Sellers’ Representative”) and authorises it to (i) take all such action as the Transaction Documents expressly provide to be taken by the Institutional Sellers’ Representative; (ii) make any request, election, proposal, consent, amendment or waiver that is required to be made in respect of the transactions contemplated by the Transaction Documents on behalf of the Institutional Sellers and each Other Seller (other than the Leavers); and (iii) to receive such notices as the Transaction Documents expressly provide may be given to the Institutional Sellers’ Representative.

16.2	The Institutional Sellers (acting together) may at any time appoint a different person to act as Institutional Sellers’ Representative and the Institutional Sellers’ Representative may elect no longer to act as such, provided that in each such case, the Institutional Sellers appoint a replacement and give written notice to the Buyer and Other Sellers within five Business Days of such new appointment.

16.3	Each Institutional Seller agrees that the Institutional Sellers’ Representative owes no responsibility, duty of care or liability whatsoever in connection with his appointment as Institutional Sellers’ Representative and accordingly, except in the case of fraud or dishonesty, the Institutional Sellers’ Representative shall not be liable to any Institutional Seller for any act or omission in connection with the performance by them of any of their duties, functions or role as Institutional Sellers’ Representative pursuant to the Transaction Documents. Each Institutional Seller agrees not to bring any action or claim against the Institutional Sellers’ Representative in connection with his appointment as Institutional Sellers’ Representative and/or in relation to any action which the Institutional Sellers’ Representative has taken or omitted to take in the past or may in the future take or omit to take in his capacity as Institutional Sellers’ Representative, except in the case of fraud or dishonesty.

16.4	Each Institutional Seller covenants to pay the Institutional Sellers’ Representative an amount in respect of all losses, costs, damages, expenses (including professional fees) and any other liabilities that may be incurred by him as a result of the performance of his duties, functions and role as the Institutional Sellers’ Representative under the Transaction Documents, provided that the Institutional Sellers’ Representative shall not be entitled to any payment as a result of such covenant in respect of any matter where their actions or inactions are fraudulent or dishonest or in breach of the Transaction Documents.

17.	MANAGEMENT SELLERS’ REPRESENTATIVE

17.1	Each Management Seller and each Leaver hereby appoints John Beighton to be the Management Sellers’ and the Leavers’ representative (the “Management Sellers’ Representative”) and authorises him to (i) take all such action as the Transaction Documents expressly provide to be taken by the Management Sellers’ Representative; (ii) make any request, election, proposal, consent, amendment or waiver that is required to be made in respect of the transactions contemplated by the Transaction Documents on behalf of the Management Sellers; and (iii) to receive such notices as the Transaction Documents expressly provide may be given to the Management Sellers’ Representative.

17.2	The Management Sellers may at any time appoint a different person to act as Management Sellers’ Representative and the Management Sellers’ Representative may elect no longer to act as such, provided that in each such case, the Management Sellers appoint a replacement and give written notice to the Buyer within five Business Days of such new appointment.

17.3	Each Management Seller agrees that the Management Sellers’ Representative owes no responsibility, duty of care or liability whatsoever in connection with his appointment as Management Sellers’ Representative and accordingly, except in the case of fraud or dishonesty, the Management Sellers’ Representative shall not be liable to any Management Seller for any act or omission in connection with the performance by them of any of their duties, functions or role as Management Sellers’ Representative pursuant to the Transaction Documents. Each Management Seller agrees not to bring any action or claim against the Management Sellers’ Representative in connection with his appointment as Management Sellers’ Representative and/or in relation to any action which the Management Sellers’ Representative has taken or omitted to take in the past or may in the future take or omit to take in his capacity as Management Sellers’ Representative, except in the case of fraud or dishonesty.

17.4	Each Management Seller covenants to pay the Management Sellers’ Representative an amount in respect of all losses, costs, damages, expenses (including professional fees) and any other liabilities that may be incurred by him as a result of the performance of his duties, functions and role as the Management Sellers’ Representative under the Transaction Documents, provided that the Management Sellers’ Representative shall not be entitled to any payment as a result of such covenant in respect of any matter where their actions or inactions are fraudulent or dishonest or in breach of the Transaction Documents.

18.	CONFIDENTIAL INFORMATION

18.1	Subject to clause 18.2 and clause 19, each Seller undertakes to the Buyer, the Buyer acting for itself and as agent and trustee for each Buyer’s Group Undertaking, and the Buyer and the Parent undertake to each Seller, each Seller acting for itself and to the extent applicable as agent and trustee for each other Seller’s Group Undertaking, that it shall treat as confidential all Confidential Information and any other information received or obtained as a result of the Transaction process and/or entering into or performing this Agreement which relates to:

18.1.1	the other party including, where that other party is a Seller, each Seller’s Group Undertaking and where that other party is the Buyer, each Buyer’s Group Undertaking;

18.1.2	the provisions or the subject matter of this Agreement or any Transaction Document or any claim or potential claim thereunder; and/or

18.1.3	the facts of, or negotiations relating to the Transaction, this Agreement or any Transaction Document.

18.2	Clause 18.1 does not apply to disclosure by any party of any such information as is referred to in clause 18.1:

18.2.1	which is required to be disclosed by Law, by a rule of a listing authority or stock exchange to which any party is subject or submits or by a governmental authority or other Authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall, so far as is practicable as legally permitted, be made after consultation with the other party and after taking into account the other party’s reasonable requirements as to its timing, content and manner of making or despatch;

18.2.2	to a professional adviser for the purpose of advising in connection with the Transaction and/or the transactions contemplated by any Transaction Document provided that such disclosure is essential for these purposes and is on the basis that clause 18.1 applies to the disclosure by the adviser;

18.2.3	to a director, officer or employee of a Buyer’s Group Undertaking or of a Seller’s Group Undertaking whose function requires him to have the relevant confidential information;

18.2.4	to the extent required to be disclosed by Law, or as reasonably required for the conduct of the party’s Tax affairs, to any Taxation Authority;

18.2.5	on a confidential basis to any Affiliate of an Institutional Seller or an actual or prospective investor into any Affiliate of an Institutional Seller;

18.2.6	to the extent that the information has been made public by, or with the consent of, the other party; or

18.2.7	in an announcement permitted by clause 19.

18.3	Subject to compliance with applicable Law, nothing in this clause 18 or clause 19 shall prevent or restrict any Institutional Seller (which for the purpose of these clauses shall include any employee, officer or professional adviser of such Institutional Seller while acting in the ordinary course of their duties) from passing, disclosing, announcing or communicating to any of the persons set out in clauses 18.3.1 to 18.3.7 below (each a “Permitted Disclosee”) any information: (a) relating to the existence or contents of the Transaction, this Agreement and/or any of the other Transaction Documents; or (b) relating to the performance or enforcement of any rights or obligations under this Agreement or the Transaction Documents (but in no event may such information include Confidential Information relating to a Buyer’s Group Undertaking), such persons being:

18.3.1	any member of the Institutional Seller’s Group;

18.3.2	any company or fund (including any unit trust, investment trust, limited partnership or general partnership) which is advised by, or the assets of which are managed (whether solely or jointly with others) from time to time by, any member of the Institutional Seller’s Group or in respect of which any such member is a general partner, or which is advised or managed by any such member’s general partner, trustee, nominee, manager or adviser;

18.3.3	any general partner, limited partner, shareholder, trustee, nominee or manager of, or adviser to, any member of the Institutional Seller’s Group or any company or fund referred to in clause 18.3.2 above;

18.3.4	any investor or potential investor in, or debt provider or potential debt provider to any of the persons referred to in clauses 18.3.1 to 18.3.2;

18.3.5	any Co-Investment Scheme of any member of the Institutional Seller’s Group or any person holding shares under such scheme or entitled to the benefit of shares under such scheme;

18.3.6	any co-investor of any entity described in clauses 18.3.1 to 18.3.5 (inclusive); and

18.3.7	any employee, officer or professional adviser of any member of the Institutional Seller’s Group or of any of the persons referred to in clauses 18.3.1 to 18.3.6 (inclusive),

in each case, provided and to the extent that such disclosure is strictly necessary for: (i) the purpose of enabling the relevant members of the Institutional Seller’s Group to perform their obligations or discharge commitments owed to such Permitted Disclosee or to otherwise conduct its business in the ordinary course; or (ii) for the purpose of enabling the performance or enforcement of any of its obligations or rights under this Agreement and/or any of the other Transaction Documents.

18.4	The restrictions contained in this clause 18 shall continue to apply after the termination of this Agreement without limit in time.

18.5	All rights and obligations of all parties to the Confidentiality Agreement shall automatically terminate with immediate effect from the date of this Agreement.

19.	ANNOUNCEMENTS

19.1	Subject to clause 19.2 and other than disclosure by the Parent included in offering documents related to or issued in connection with the Financing, neither party may, before or after Completion, make or issue a public announcement, communication or circular concerning the Transaction unless it has first obtained the other party’s written consent, which may not be unreasonably withheld or delayed.

19.2	Clause 19.1 does not apply to a public announcement, communication or circular:

19.2.1	made or issued by the Parent or Buyer after Completion to a customer, client or supplier of any member of the Group informing it of the fact of the Buyer’s purchase of the Sale Shares;

19.2.2	required by Law, by a rule of a listing authority or stock exchange to which either party is subject or submits (including the TSX and NASDAQ) or by a governmental authority or other authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law provided that the public announcement, communication or circular shall, so far as is practicable, but subject to the general requirement to comply with timely disclosure requirements, be made after consultation with the other party and after taking into account the reasonable requirements of the other party as to its timing, content and manner of making or despatch; provided that in the case of the Parent, if it includes any previously approved disclosure in any subsequent disclosure document in substantially similar form and content as was previously approved, the Parent and Buyer shall not be obligated to consult with the other party in respect thereof; or

19.2.3	to which the other party has given its prior written approval, such approval not to be unreasonably withheld, conditioned or delayed.

19.3	The restrictions contained in this clause 19 shall continue for a period of [REDACTED – Time Period] after the later of termination of this Agreement and the Completion Date.

20.	COSTS

20.1	Except where this Agreement provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of the Transaction Documents and of each document referred to in them.

20.2	Without prejudice to clause 20.1, the Buyer shall pay any transfer tax, stamp duty and tax or other documentary taxes, capital duties or taxes (being duties or taxes chargeable on contributions of capital to companies and firms), registration or filing fees or other transaction duties, or notarial fees or similar expenses or related interest or penalties arising from the Buyer’s failure to properly account for such duties or taxes in any jurisdiction payable in respect of the transfer of the Sale Shares.

20.3	[REDACTED – Commercially Sensitive Information]

20.4	All sums payable under this Agreement shall be made without deduction or withholding for or on account of any Tax save as may be required by Law. If any deduction or withholding for or on account of Tax is required by Law to be made from any such payment, the payer shall pay to the payee such amount as will, after such deduction or withholding has been made, leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a withholding or deduction.

21.	GENERAL

21.1	For [REDACTED – Time Period] from Completion, the Buyer shall ensure that each Group Company maintains in force such “run-off” directors’ and officers’ liability insurance policies as will enable each officer, director or employee with managerial responsibility who was an officer, director or employee prior to Completion (a “Covered Director”) to make claims arising out of any matter, cause or event occurring on or prior to Completion (a “Pre-Completion Event”) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Director than the directors’ and officers’ liability insurance policies maintained by the Group Companies as at the date of this Agreement; provided that the Buyer shall have no obligation to maintain such insurance in any year if the premium payable for such insurance in that year exceeds [REDACTED – Percentage] of the premium by the Group for such insurance at the time of the most recent renewal prior to the date of this Agreement.

21.2	The Parent and Buyer shall (and shall ensure that each Group Company shall), from and after Completion and to the fullest extent permitted in accordance with applicable laws, waive, release and discharge each Resigning Director from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Completion Event which each Group Company has or may at any time have had against any Resigning Director. The Parent and Buyer shall ensure that each Group Company shall not, directly or indirectly, assert any claim or demand or commence, institute or cause to be commenced or instituted any proceedings of any kind relating to any Pre-Completion Event against any Resigning Director (except in the case of fraud, including fraudulent misrepresentation). Each Resigning Director may enforce the terms of this clause 21.2 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999, provided that their consent shall not be required to any variation or amendment to any Transaction Documents by the parties thereto.

21.3	Subject to Completion, each Institutional Seller expressly and irrevocably waives, discharges and releases any and all rights, claims or causes of action against any Group Company.

21.4	Each Management Seller undertakes that, if he/she is tax resident in the United Kingdom, he/she shall enter into a valid election in respect of his or her Deferred Consideration Securities that he/she may acquire pursuant to the Options with the person treated as employing him/her for United Kingdom tax purposes pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 (the “Election”) (or, if the Management Seller is not tax resident in the United Kingdom but is tax resident in another jurisdiction that has an equivalent or substantially similar election procedure, he/she shall (upon request by the Buyer) enter into such an election). The Election shall be made no later than 14 days after the subscription or acquisition of the Management Seller’s Buyer Securities or interest therein.

21.5	For so long as (i) there is no Injunction; or (ii) the Completion Date has not occurred other than as a result of a breach of this Agreement by the Buyer or Parent, the Institutional Sellers (A) shall not, directly or indirectly, provide confidential information to any persons that could reasonably be expected to lead to an acquisition proposal with respect to the Company (such persons being “Prospective Purchasers”) and shall not solicit or engage any such Potential Purchasers in connection with an acquisition proposal with respect to the Company and (B) shall immediately cease all on-going discussions or negotiations with any Prospective Purchasers conducted at the date of this Agreement.

21.6	The Institutional Sellers’ Representative on behalf of the Sellers and the Parent agree to co-operate in good faith to agree the terms of the Registration Rights Agreement prior to Completion and to enter into such Registration Rights Agreement on Completion in accordance with the terms of this Agreement.

21.7	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of the Parent, Buyer, Institutional Sellers’ Representative and Management Sellers’ Representative provided that each party shall be under no, or no greater, obligation thereby than if such variation had never occurred.

21.8	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by Law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by Law prevents further exercise of the right or remedy or, save as referred to in clauses 7, 11, 12 and 21, the exercise of another right or remedy.

21.9	Unless, as otherwise expressly stated in this Agreement, each party’s rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

21.10	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

21.11	Save as otherwise provided herein, any payment to be made by any party under this Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.

21.12	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, this shall not affect:

21.12.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

21.12.2	the legality, validity or enforceability under the laws of any other jurisdiction of that or another provision of this Agreement.

21.13	Except as specifically provided for in this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

22.	ENTIRE AGREEMENT

In this clause 22, the following definition shall apply:

“Representation” means an assurance, commitment, condition, covenant, guarantee, indemnity, forecast, representation, statement, undertaking or warranty of any sort whatsoever (whether contractual or otherwise, oral or in writing, or made negligently or otherwise).

22.1	The Transaction Documents constitute the entire agreement between the parties with respect to the subject matter thereto. They supersede any previous agreements relating to the subject matter of the Transaction Documents, and set out the complete legal relationship of the parties arising from or connected with that subject matter.

22.2	Accordingly, each of the Parent and Buyer:

22.2.1	represents and agrees that:

(a)	no Seller’s Group Undertaking or adviser to a Seller has made any Representation that the Parent and/or Buyer consider material which is not set out in the Transaction Documents; and

(b)	it has not entered into the Transaction Documents in reliance on any Representation except those set out in the Transaction Documents,

and will not contend to the contrary; and

22.2.2	for the avoidance of doubt agrees that:

(a)	no Seller’s Group Undertaking (except the Sellers) or adviser to a Seller has any liability to the Parent and/or Buyer for any Representation;

(b)	each Seller has no liability of any kind to the Parent and/or Buyer for any Representation except in respect of those set out in the Transaction Documents; and

(c)	its only rights and remedies in respect of any Representations are those rights and remedies set out in the Transaction Documents.

22.3	Likewise, each Seller:

22.3.1	represents and agrees that:

(a)	no Buyer’s Group Undertaking, adviser to the Parent and/or Buyer or provider of finance to the Parent has made any Representation that such Seller considers material which is not set out in the Transaction Documents; and

(b)	it has not entered into the Transaction Documents in reliance on any Representation except those set out in the Transaction Documents,

and will not contend to the contrary; and

22.3.2	for the avoidance of doubt agrees that:

(a)	no Buyer’s Group Undertaking (except the Buyer or the Parent, as applicable), adviser to the Parent and/or Buyer or provider of finance to the Parent has any liability to such Seller for any Representation;

(b)	each of the Parent and the Buyer has no liability of any kind to such Seller for any Representation except in respect of those set out in the Transaction Documents; and

(c)	its only rights and remedies in respect of any Representations are those rights and remedies set out in the Transaction Documents.

22.4	Each of the Parent and the Buyer acknowledges and agrees that, except as provided under the Sellers’ Warranties and those given by the Warrantors in the Management Warranty Deed, the Sellers give no warranty, representation or undertaking as to the accuracy or completeness of any information (including, without limitation, any of the forecasts, estimates, projections, statements of intent or statements of opinion) provided to the Parent and/or Buyer or any of its advisers or agents (howsoever provided).

22.5	Each Seller acknowledges and agrees that, except as provided under the Parent and Buyer warranties in Schedule 6, each of the Parent and the Buyer gives no warranty, representation or undertaking as to the accuracy or completeness of any information (including, without limitation, any forecasts, estimates, projections, statements of intent or statements or opinion) provided to the Sellers or any of them or any of their respective advisers or agents (howsoever provided).

22.6	Buyer’s Group Undertakings (except the Parent and Buyer), Seller’s Group Undertakings (except the Sellers), advisers to the Buyer, advisers to each Seller and providers of finance to the Parent may enforce the terms of this clause 22 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

22.7	Nothing in this clause 22 shall have the effect of limiting any liability arising from fraud (including fraudulent misrepresentation or wilful concealment).

23.	ASSIGNMENT

23.1	Except as provided in this clause 23, no party may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement whether in whole or in part.

23.2	NOT USED

23.3	The Buyer may assign its rights (but not its obligations) under this Agreement to its debt finance providers by way of security provided that, each Seller shall be under no or no greater obligation thereby than if such assignment had never occurred.

23.4	Within [REDACTED – Time Period] of any assignment pursuant to clause 23.3, the Buyer shall give written notice of such assignment to the Institutional Sellers’ Representative and the Management Sellers’ Representative and include details of the assignment made and the name(s) of the assignee.

23.5	If an assignment is made in accordance with this clause 23, the liabilities of the parties under this Agreement shall be no greater than such liabilities would have been had the assignment not occurred.

24.	NOTICES

24.1	A notice or other communication under or in connection with this Agreement (a “Notice”) shall be:

24.1.1	in writing;

24.1.2	in the English language; and

24.1.3	delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or email to:

(a)	in the case of the Parent, the address set out at the beginning of this Agreement, marked for the attention of Mark Thompson, Chairman and Chief Executive Officer and copied to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, attn: Krishna Veeraraghavan and Vanessa Blackmore (such copy not in itself constituting valid service of such notice);

(b)	in the case of the Buyer, c/o Aztec Financial Services (Jersey) Limited, 11-15 Seaton Place, St Helier JE4 0QH and copied to Concordia Healthcare Corp., 277 Lakeshore Road East, Oakville, Ontario L6J

1H9 marked for the attention of Mark Thompson, Chairman and Chief Executive Officer and Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, attn: Krishna Veeraraghavan and Vanessa Blackmore (such copy not in itself constituting valid service of such notice);

(c)	in the case of the Sellers, the addresses set out in column (1) of Schedule 1 and copied to the Institutional Sellers’ Representative at [REDACTED – Personal Information] and to Jonny Myers at Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ (such copy not in itself constituting valid service of such notice); or

(d)	another address or person specified by that party by not less than [REDACTED – Time Period] written notice to the other parties received before the Notice was despatched.

24.2	Unless there is evidence that it was received earlier, a Notice is deemed given if:

24.2.1	delivered personally, when left at the address referred to in clause 24.1.3;

24.2.2	sent by mail, except air mail, [REDACTED – Time Period] after posting it;

24.2.3	sent by air mail, [REDACTED – Time Period] after posting it; and

24.2.4	sent by email, when the email is sent, provided that a copy of the Notice is sent by another method referred to in this clause 24.2 within [REDACTED – Time Period] of sending the email.

25.	PROCESS AGENT

25.1	Each of the Parent and Buyer hereby irrevocably appoints Law Debenture, 100 Wood Street, Fifth Floor, London EC2V 7EX, United Kingdom, as its agent to accept service of process in England and Wales in respect of any Proceedings, service upon whom shall be deemed completed whether or not forwarded to or received by the Parent or Buyer, as applicable.

25.2	The Buyer agrees to inform the Institutional Sellers’ Representative and the Management Sellers’ Representative in writing of any change of address of such process agent within [REDACTED – Time Period] of such change.

25.3	If such process agent ceases to act as such or to have an address in England and Wales, each of the Parent and Buyer irrevocably agrees to appoint a new process agent in England and Wales acceptable to the Institutional Sellers’ Representative and the Management Sellers’ Representative and to deliver to the Institutional Sellers’ Representative and the Management Sellers’ Representative within [REDACTED – Time Period] a copy of a written acceptance of appointment by the process agent.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement. The parties agree that this Agreement may be exchanged by facsimile, pdf or other electronic means.

27.	GOVERNING LAW AND JURISDICTION

27.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by English Law.

27.2	The courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a “Dispute”) including a Dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

27.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

27.4	The parties agree that the documents which start any proceedings relating to a Dispute (“Proceedings”) and any other documents required to be served in relation to those Proceedings may be served on the Parent and/or Buyer in accordance with clause 24. These documents may, however, be served in any other manner allowed by Law. This clause 27 applies to all Proceedings wherever started.

SCHEDULE 1

THE SELLERS

PART A

THE INSTITUTIONAL SELLERS

[REDACTED – Personal Information relating to the Institutional Sellers and the number of securities owned by each Institutional Seller]

PART B

THE MANAGEMENT SELLERS

[REDACTED – Personal Information relating to the Management Sellers and the number of securities owned by each Management Seller]

PART C

THE OTHER SELLERS

[REDACTED – Personal Information relating to the Other Sellers and the number of securities owned by each Other Seller]

SCHEDULE 2

COMPLETION REQUIREMENTS

1.	Sellers’ obligations

1.1	At Completion the Sellers shall deliver to the Buyer duly executed instruments of transfer(s) executed outside the United Kingdom in favour of the Buyer in respect of the Sale Shares for each of the Sale Shares registered in its name and the certificate(s) for the Sale Shares (or an indemnity in lieu thereof), to be available for collection by the Buyer at the registered office of the Company.

1.2	At Completion the Sellers shall deliver to the Buyer:

1.2.1	as evidence of the authority of each person executing a document referred to in this Schedule 2 on each Institutional Seller’s behalf:

(a)	a copy of the minutes of a duly held meeting of the directors of the Institutional Sellers (or a duly constituted committee thereof) authorising the execution by the Institutional Sellers of the document and, where such execution is authorised by a committee of the Institutional Sellers, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

(b)	a copy of the power of attorney conferring the authority;

1.2.2	resignations in the agreed form from the Resigning Directors (to the extent they are directors of any Group Company in respect of such Group Company) expressed to take effect from the end of the meetings held pursuant to paragraph 2 of this Schedule 2;

1.2.3	in the case of a Seller receiving Buyer Securities, a duly executed Regulation S Certificate with Respect to Buyer Securities;

1.2.4	a duly executed Governance Agreement (executed by the Sellers);

1.2.5	a duly executed Registration Rights Agreement (executed by the Institutional Sellers who are a party to that agreement); and

1.2.6	a Put and Call Option Deed duly executed by the Sellers.

2.	Obligations of the Institutional Sellers and the Management Sellers

2.1	Each of the Institutional Sellers and the Management Sellers shall procure that at Completion a meeting of the board of directors of the Company is held at which the directors:

2.1.1	vote in favour of the registration of the Buyer as member of the Company in respect of the Shares;

2.1.2	appoint such persons to be directors of the Company as the Buyer may have notified to the Institutional Sellers’ Representative at least three Business Days prior to the Completion Date, with effect from Completion; and

2.1.3	accept the resignations of the relevant Resigning Directors of the Company so as to take effect from Completion.

2.2	Each of the Institutional Sellers and the Management Sellers shall procure that at Completion a meeting of the board of directors of each relevant Group Company is held at which the directors of such Group Company accept the resignations of the Resigning Directors so as to take effect from Completion.

3.	Buyer’s obligations

At Completion the Buyer shall:

3.1	deliver to the Institutional Sellers:

3.1.1	as evidence of the authority of each person executing a document referred to in this Schedule 2 on the Buyer’s behalf a copy of the minutes of a duly held meeting or a copy of a written consent resolution of the directors of the Buyer (or a duly constituted committee thereof) authorising the execution by the Buyer of the document and, where such execution is authorised by a committee of the board of directors of the Buyer, a copy of the minutes of a duly held meeting or a copy of a written consent resolution of the directors constituting such committee or the relevant extract thereof; and

3.1.2	a duly executed Governance Agreement (executed by the Parent);

3.1.3	a duly executed Registration Rights Agreement (executed by the Parent);

3.2	deliver to the Sellers a Put and Call Option Deed duly executed by the Buyer and the Parent;

3.3	allot and issue the Buyer Securities to the Sellers in accordance with clauses 3.4.1 and 8.4.1;

3.4	pay the Net Cash Consideration to the Sellers’ Account in accordance with clause 8.4.2;

3.5	procure that the Company or the relevant Group Company:

3.5.1	pays the Loan Note Amount to the Sellers’ Account in accordance with clause 8.4.3 and does all such things as are required of it to effect the Loan Note Redemption in accordance with the terms of the Loan Notes;

3.5.2	pays the Exit Bonus Amount to the relevant recipients entitled thereto in accordance with clause 8.4.6 via the payroll of the relevant member of the Group;

3.5.3	pays the Management Loans Repayment Amount to the relevant Group Company on behalf of the relevant Sellers in accordance with clause 8.4.4; and

3.5.4	pays the Bank Payment Amount to the Bank Payment Account in accordance with clause 8.4.7 and procure that following such payments all Encumbrances in respect of the Existing Facilities are released.

4.	Parent’s obligations

At Completion the Parent shall in the event that the Institutional Sellers’ Representative provides written notice to the Parent prior to Completion nominating a representative to be appointed to the board of directors of the Parent at Completion, appoint such representative of the Institutional Sellers as a director of the Parent with effect from the Completion Date.

SCHEDULE 3

ACTION PENDING COMPLETION

1.	Share capital

1.1	The creation, allotment or issue of any share or loan capital, or the grant of any right to require the allotment or issue of such.

1.2	The variation, increase, re-organisation, consolidation, sub-division, conversion, reduction, redemption, repurchase, redesignation, redenomination or other alteration of the authorised or issued share or loan capital of any member of the Group or the variation, modification, abrogation or grant of any rights attaching to any such share or loan capital except, in each case, as may be expressly required by the Articles of Association.

1.3	The entry into or creation by any member of the Group of any agreement, arrangement or obligation requiring the disposal, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the disposal, redemption or repayment of a share in the capital of any member of the Group (including an option or right of pre-emption or conversion) except, in each case, as may be expressly required by the Articles of Association.

1.4	Other than as expressly required by the Articles of Association, the reduction, capitalisation, repayment or distribution of any amount standing to the credit of the share capital, share premium account, capital redemption reserve or any other reserve of any member of the Group (other than a (direct or indirect) wholly-owned subsidiary undertaking of the Company), or the reduction of any uncalled liability in respect of partly paid shares of any member of the Group.

2.	Winding-Up

The taking of steps to:

2.1	wind up or dissolve the Company or any other member of the Group;

2.2	obtain an administration order in respect of the Company or any other member of the Group;

2.3	invite any person to appoint a receiver or receiver and manager of the whole or any part of the business or assets of the Company or any other member of the Group;

2.4	make a proposal for a voluntary arrangement under section 1 of the English Insolvency Act 1986 in respect of any member of the Group incorporated in England and Wales;

2.5	obtain a compromise or arrangement under Part 26 of the Act in respect of any member of the Group incorporated in England and Wales; or

2.6	do anything similar or analogous to those steps referred to in paragraphs 2.1 to 2.5 above, in any other jurisdiction, including to cause the Company or any other member of the Group to become bankrupt (as defined in Article 8 of the Interpretation (Jersey) Law 1954).

3.	Memorandum and Articles of Association and name

3.1	The alteration of the Articles of Association or the memorandum or articles of association (or equivalent documents) of any other member of the Group.

3.2	The alteration of the name of any member of the Group.

4.	Auditors and other advisers

The removal or appointment of the auditors or any other professional advisers to any member of the Group, other than the reappointment of existing advisers.

5.	Directors defence costs

The making of arrangements to provide a director or officer with funds relating to the cost of defence of a claim against him in his capacity as a director or officer of a member of the Group.

6.	Accounting reference date, accounting policies and practices

The alteration of the accounting reference date of any member of the Group or the alteration of the Tax or accounting policies or practices, bases or methods of any member of the Group except as required by Law or to comply with a new accounting standard.

7.	Major disposals and acquisitions

Any material acquisition or disposal of any asset(s) other than: (i) to the extent specifically provided for in the annual budget, in the ordinary course of trading or certain items of capital expenditure; or (ii) as set out in this Schedule 3.

8.	Related party contracts

The entry into, termination or variation of any contract or arrangement between any member of the Group and a Management Seller (or a connected person of a Management Seller) or in which the Management Seller is otherwise interested including the variation of the remuneration or other benefits under such contract or arrangement, the waiver of any breach of such contract or arrangement, the making of any bonus payment or the provision of any benefit by any member of the Group to or to the order of a Management Seller or to a connected person of that Management Seller, other than the making of a payment or the provision of a benefit pursuant to and in accordance with that Management Seller’s Service Agreement.

9.	Agreements outside the ordinary and normal course of trading

The entry by any member of the Group into any contract, commitment or arrangement outside the ordinary and normal course of trading or otherwise than at arms’ length, or of any contract or arrangement which is, or is likely to be, material in the context of the Group as a whole or the making of any payment by any member of the Group other than on an arms’ length basis, or which is of an unusual or onerous nature.

10.	Directors

The appointment or removal of any director, officer or company secretary of any member of the Group, or any variation to the terms of service of any such director or other officer.

11.	Senior employees

The appointment or termination of employment of any employee of, or the appointment or termination of the engagement of any other person whose services are or are to be provided to, any member of the Group whose contract cannot be terminated by [REDACTED – Time Period] notice or less or whose base salary or the payment for whose services is to be or is in excess of [REDACTED – Dollar Amount] a year, or any variation of the remuneration or other benefits or terms of employment or engagement of any such person.

12.	Employee benefits

12.1	The establishment of any pension, retirement, death or disability or life assurance scheme, or any employees’ share scheme or employee trust or share ownership plan, share option or shadow share option scheme, or other profit sharing, bonus or incentive scheme in each case for any of the directors, employees or former directors or employees (or dependants thereof) of any member of the Group, the variation of the terms or rules of any such new or any existing scheme, the appointment and removal of any trustee or manager of such a scheme or the allocation of options or other entitlements or the making of any payments under any such scheme.

12.2	The exercise of any powers to make provision for the benefit of persons employed or formerly employed by member of the Group in connection with the cessation or transfer to any person of the whole or part of the undertaking of a member of the Group.

13.	Committees

The delegation by the directors of any member of the Group of any of their powers to a committee (other than to the remuneration committee and the audit committee of the Company) or the establishment or variation of the membership, or terms of reference of, any such committee.

14.	2012 acquisition agreements, service agreements and Loan Note Instruments

The making by any member of the Group of, or any request for, any variation or modification to, or waiver of any right or claim under: the shareholders’ agreement relating to the Company; the sale and purchase agreement made on 13 October 2012 for the acquisition of the entire issued share capital of Waymade Group Holdings Limited, as amended from time to time; the sale and purchase agreement made on 17 August 2012 for the acquisition of the entire issued share capital of Midas EquityCo S.a.r.l; the Articles of Association; the Loan Note Instruments; and the service agreements between the Company or another member of the Group on the one hand and each Management Seller respectively on the other, or any document entered into pursuant to any of those agreements.

15.	Capital expenditure

Capital expenditure (including obligations under hire purchase or finance leasing arrangements) of any member or members of the Group which is greater than: (i) [REDACTED – Dollar Amount] (exclusive of VAT or overseas equivalent) in respect of any individual item of capital expenditure; or (ii) [REDACTED – Dollar Amount] (exclusive of VAT or overseas equivalent) in aggregate in any [REDACTED – Time Period] period, treating the entry into of any lease, licence or similar obligation as capital expenditure of an amount equal to the rental and other payments payable by the Group as a result of that obligation.

16.	Material contracts

The making of any material change in the terms of, or the surrender of, any material contract of any Group Company, including any contracts containing non-competition, exclusivity or any most-favored nation provisions.

17.	Joint ventures

The entry by any member of the Group into any partnership or joint venture or similar arrangement with any person.

18.	Encumbrances and guarantees

The creation of any encumbrance over any uncalled capital of, or any other asset of, any member of the Group or the giving of any guarantee, indemnity or security, or the entry into of any agreement or arrangement having a similar effect by any member of the Group or the assumption by any member of the Group of any liability, whether actual or contingent, in respect of any obligation of any person other than a (direct or indirect) wholly-owned subsidiary undertaking of the Company (except pursuant to the Existing Facilities, or other than liens or the operation of title retention clauses, in either case arising in the ordinary and normal course of trading).

19.	Borrowing

Any member of the Group incurring, or the entry by any member of the Group into any agreement or facility to obtain, any borrowing, advance, credit or finance or any other indebtedness or liability in the nature of borrowing, other than pursuant to the Existing Facilities or the Loan Note Instruments and except for trade credit in the ordinary and normal course of trading or as provided for in the annual budget.

20.	Insurance

Any material alteration to any of the insurance policies of any member of the Group including the keyman policies.

21.	New subsidiaries, branches and investments

The incorporation of a new subsidiary undertaking of the Company or the acquisition (however effected) by any member of the Group of an interest in any shares in the capital of any body corporate, or in any instrument convertible into the share capital of any body corporate or the establishment of a branch outside the United Kingdom or the acquisition of any other interest in a company, business, undertaking or concern, including the acquisition of any share or marketable security which is traded on a recognised investment exchange or any other public securities market.

22.	Mergers and amalgamations

Any amalgamation, demerger, merger, asset purchase, corporate reconstruction or consolidation of any member of the Group however effected.

23.	Intellectual property

Any material licensing of intellectual property.

24.	Expansion outside the Group

The expansion, development or evolution of the Group or the carrying on of its business otherwise than through the Company or a (direct or indirect) wholly-owned subsidiary undertaking of the Company.

25.	Share disposals

The exercise of any discretion, power or authority or the giving of any consent in connection with the disposal of shares in the Company, including the agreement of any fair or market value or sale price of such shares.

26.	Litigation

The instigation and subsequent conduct or the settlement of any litigation or arbitration or mediation proceedings by any member of the Group (except relating to debt collection in the ordinary and normal course of the Group’s business or applications for an interim injunction or other urgent application where it is not reasonably practicable to obtain the requisite consent) where the amount claimed exceeds [REDACTED – Dollar Amount]. For purposes of this clause 26, “settlement” includes agreeing to any request of injunctive relief, specific performance or any other equitable remedy.

27.	Restrictive agreements

The entry by any member of the Group into any agreement which restricts its freedom to do business.

28.	Material change in nature of business

Any material change (including cessation) in the nature of the business of any member of the Group.

29.	Annual budget

Any alteration to the annual budget for the relevant financial year or the taking of steps which are materially inconsistent with it.

30.	Agreements and announcement

30.1	The entry by any member of the Group into any agreement or binding commitment to do any of the actions described in this Schedule 3.

30.2	The making by or on behalf of any member of the Group of an announcement in relation to any of the actions described in this Schedule 3 or in relation to a proposal to take any such action.

31.	Tax

31.1	Taking any action that would cause any member of the Group to become subject to Tax in a jurisdiction in which such member of the Group is not currently subject to Tax.

31.2	Making or rescinding by any member of the Group of any material claim or election in connection with Tax, or settling any material dispute related to Tax.

31.3	Making by any member of the Group of any voluntary payment to any Tax Authority.

31.4	Taking any position for Tax purposes that is inconsistent with the Locked Box Accounts and would materially adversely affect any Group Company.

The restrictions set out in this Schedule 3 shall not apply to any act, omission or matter in connection with:

1.	[REDACTED – Commercially Sensitive Information];

2.	[REDACTED – Commercially Sensitive Information];

3.	[REDACTED – Commercially Sensitive Information];

4.	[REDACTED – Commercially Sensitive Information];

5.	[REDACTED – Commercially Sensitive Information];

6.	[REDACTED – Commercially Sensitive Information]; or

7.	any matter reasonably necessary in order to comply with: (i) any transaction, commitment or arrangement existing as at or before the date of this Agreement (to the extent such transaction commitment or arrangement has been disclosed to the Buyer as part of the Disclosure Information); or (ii) any Law, regulation, rule, official directive, request or guideline of any Authority from time to time.

SCHEDULE 4

PERMITTED LEAKAGE

“Permitted Leakage” means:

1.	any payments expressly provided for under the terms of the Transaction Documents;

2.	payment of any amount specifically provided for in the Locked Box Accounts;

3.	accrual and/or payment of interest payments in accordance with the terms of the Loan Notes;

4.	payment of the Loan Notes Amount for the redemption of the Loan Notes on Completion;

5.	payment of the Transaction Costs to the persons and, in the amounts not exceeding the aggregate amount of the Transaction Costs Amount set out in the Completion Schedule;

6.	payment of the Exit Bonuses;

7.	all other professional advisers’ costs and expenses incurred by any member of the Group in complying with clause 9 and/or the delivery of the Required Information;

8.	emoluments (including bonuses and pension contributions), expenses and other entitlements payable to employees, directors (including non-executive directors) or consultants or officers of any member of the Group and due or accrued up to and including Completion under any service or other consultancy or advisory agreement or by virtue of their employment, consultancy, advisory or directorship (including in respect of [REDACTED – Personal Information]);

9.	the payment of any monitoring fee to the Institutional Sellers or their Affiliates of up to [REDACTED – Dollar Amount];

10.	costs, expenses and fees payable to the Resigning Directors;

11.	any amounts incurred or paid or agreed to be paid or incurred, including any cost or expense incurred therewith, in connection with [REDACTED – Commercially Sensitive Information], in each case in the ordinary course of trading consistent with practice for the 12 months immediately preceding the Locked Box Date;

12.	any amounts incurred or paid or agreed to be paid or payable or liability, cost or expense incurred in connection with any matter undertaken at the written request of, or with the prior written consent of, the Buyer; or

13.	payment of a bonus of up to [REDACTED – Dollar Amount] to [REDACTED – Personal Information] (one of the Management Sellers);

14.	any Taxation for which a Group Company is accountable that arises as a result of any of the matters set out above.

SCHEDULE 5

EARN-OUT CONSIDERATION

PART A

CONDUCT IN EARN-OUT PERIOD AND DETERMINATION OF EARN-OUT CONSIDERATION

1.	DEFINITIONS

In this Schedule 5:

“Accounts” means the audited group financial statements of Amdipharm Mercury Debtco Limited for the year ended on 31 December 2014 which comprise the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidation Statement of Changes in Equity, the Consolidated Cash Flow Statement and the related notes;

“Accelerated Earn-Out Consideration” means £144,000,000;

“Actual Gross Contribution” means the actual revenue of the Earn-Out Group (but excluding any sales between the Earn-Out Group Companies) less the third party cost of goods sold, in each case, for the Earn-Out Period;

“Business” means the business carried on by the Group as at the date of this Agreement;

“Buyer’s Accountants” means PricewaterhouseCoopers LLP;

“Draft Earn-Out Accounts” means, in respect of the Earn-Out Group, the unaudited balance sheet as at, and the unaudited profit and loss account for the 12 month period ended on, the last day of the Earn-Out Period, to be prepared in accordance with Part B of this Schedule 5 and on the basis of, and in accordance with, the Earn-Out Accounting Policies;

“Draft Gross Contribution Statement” means the statement of Actual Gross Contribution in the format set out in Part C of this Schedule 5, to be prepared in accordance with Part B of this Schedule 5 and on the basis of, and in accordance with, the Earn-Out Accounting Policies;

“Earn-Out Accounting Policies” means the accounting policies and procedures set out in Part D of this Schedule 5;

“Earn-Out Accounts” means, in respect of the Earn-Out Group, the unaudited balance sheet as at, and the unaudited profit and loss account for the 12 month period ended on, the last day of the Earn-Out Period, agreed or determined in accordance with Part B of this Schedule 5;

“Earn-Out Consideration” means if the Actual Gross Contribution is greater than £242,400,000 an amount equal to a multiple of three times the amount by which the Actual Gross Contribution exceeds £242,400,000, provided that such amount shall not in any event exceed the amount of the Accelerated Earn-Out Consideration;

“Earn-Out Group” means the Group, excluding any Pharmaceutical Product Rights and/or undertakings (i) acquired as a result of the acquisition by the Group of Boucher & Muir (Holdings) Pty Ltd (ii) [REDACTED – Commercially Sensitive Information] and (iii) acquired by a Group Company after the date of this Agreement;

“Earn-Out Group Company” means an undertaking in the Earn-Out Group;

“Earn-Out Period” means the period from 1 October 2015 to 30 September 2016;

“Expert” has the meaning given in paragraph 6 of Part B of this Schedule 5;

“Gross Contribution Statement” means the statement of Actual Gross Contribution, agreed or determined in accordance with this Schedule 5;

“Pharmaceutical Product Rights” means any Intellectual Property and/or Product Know-How in respect of a pharmaceutical product;

“Product Know-How” means any Know-how relating to the development, manufacturing and/or production of a pharmaceutical product, including, the contents of any registered dossier (being the data relating to a marketing authorisation of a pharmaceutical product issued by the relevant regulatory authority) relating to the relevant pharmaceutical product, product specifications, process descriptions, production information, manufacturing techniques, technical presentations, instructions and training manuals, project reports and any similar and related items, and including all improvements, enhancement or modification to the Intellectual Property or Know-how of a pharmaceutical product;

“Know-how” means inventions, discoveries, trade secrets, processes, methods, procedures, formulae, protocol, techniques, results of experimentation and testing, information and data, and any other development, manufacturing, production, technical, operational and/or commercial information in any form, which are not generally known, including any embodiments such as drawings, notes or documentation;

“Intellectual Property” means any intellectual property rights, whether registered or not, including pending applications for registration of such rights and the right to apply for registration or extension of such rights including patents, petty patents, utility models, design patents, designs, copyright (including moral rights and neighbouring rights), database rights, rights in integrated circuits and other sui generis rights, trade marks, trading names, company names, service marks, logos, the get-up of products and packaging, geographical indications and appellations and other signs used in trade, internet domain names, social media user names, rights in know-how and any rights of the same or similar effect or nature as anoy of the foregoing anywhere in the world;

“Seller’s Accountants” means Deloitte LLP;

“Stub Period” has the meaning given in paragraph 2.3.1 of Part B of this Schedule 5;

“Transferred Assets” has the meaning given in paragraph 2.3 of Part B of this Schedule 5; and

“undertaking” is to be construed in accordance with section 1161 of the Act.

2.	CONDUCT OF BUSINESS DURING EARN-OUT PERIOD

2.1	The Parent agrees that during the Earn-Out Period it shall not, and shall procure that each other Buyer’s Group Undertaking shall not, without the written consent of the Institutional Sellers’ Representative and the Management Sellers’ Representative (each consent not to be unreasonably withheld or delayed), take, or omit to take, any action that is intended to reduce, or the principal purpose of which is to reduce, the Actual Gross Contribution and will procure that the Business will be carried on in a commercially reasonable manner consistent with the manner in which the Business was carried in the three month period prior to the Locked Box Date.

2.2	The Parent agrees that during the Earn-Out Period, unless the Institutional Sellers’ Representative and the Management Sellers’ Representative otherwise consent in writing (each consent not to be unreasonably withheld or delayed), the Parent shall:

2.2.1	procure that each Earn-Out Group Company shall continue to operate its business in the ordinary course and without intent to reduce the Actual Gross Contribution;

2.2.2	not take steps, or procure that steps are taken, to voluntarily wind up any Earn-Out Group Company, or to appoint or voluntarily to seek the appointment of any administrator or receiver in respect of substantially all of the assets of a Earn-Out Group Company, save where the directors of an Earn-Out Group Company acting in good faith consider it their duty to cause such winding-up and/or appointment because of the financial or trading position of such Earn-Out Group Company and/or where such Earn-Out Group Company is insolvent or unable to pay its debts as they fall due or save for the purposes of a bona fide reconstruction or intra-group amalgamation;

2.2.3	not, and shall procure that no other Buyer’s Group Undertaking shall, do or say anything which is intended to cause a customer or supplier of the Business to acquire comparable products from a Buyer’s Group Undertaking (other than, in each case, another Earn-out Group Company);

2.2.4	procure that as between the Earn-Out Group Company and the Parent and each of the Buyer Group Undertakings (excluding the Earn-Out Group Company) expenses are allocated in a commercially reasonable manner; and

2.2.5	procure that no Earn-Out Group Company enters into or agrees to enter into any arrangement or agreement with a Buyer’s Group Undertaking (other than, in each case, with another Earn-Out Group Company) that is intended to reduce the Actual Gross Contribution and (i) adversely impacts the Actual Gross Contribution or (ii) is not on arms’ length terms.

2.3	To the extent that the legal or beneficial ownership of any shares in any Earn-Out Group Company or the whole or any substantial part of the Business is transferred to a third party (other than in each case, to another Earn-Out Group Company) (the “Transferred Assets”) and such transfer has an adverse impact on the Actual Gross Contribution then such transfer shall be disregarded for the purposes of the calculation of the Actual Gross Contribution such that in the calculation of the Actual Gross Contribution in accordance with Part B of this Schedule 5:

2.3.1	the relevant Transferred Assets shall be deemed to be included in the definition of the Earn-Out Group for the period from (but excluding) the date on which the Transferred Assets were transferred to (and including) the last day of the Earn-out Period (such period being referred to in this Schedule 5 as the “Stub Period”); and

2.3.2	the actual revenue from sales to third parties less the cost of goods sold in respect of the Transferred Assets for the Earn-Out Period shall instead be calculated as the sum of:

(a)	the actual revenue in respect of the Transferred Assets (but excluding any sales between the Earn-Out Group Companies) less the third party cost of goods sold in respect of the Transferred Assets for the period from the start of the Earn-Out Period up to (but excluding) the date on which the Transferred Assets were transferred; plus

(b)	the forecasted revenue for the Stub Period from actual sales of the Transferred Assets (but excluding any sales between the Earn-Out Group Companies) less the forecasted third party cost of goods sold in respect of the Transferred Assets for the Stub Period, in each case calculated by reference to the most recent forecasted revenue from actual sales of, and third party costs of goods sold in respect of, the Transferred Assets prior to the decision to transfer the Transferred Assets.

2.4	If the Earn-Out Group Company enters into an arrangement for the sharing of profits, assets or management with a person other than an Earn-Out Group Company that is intended to reduce, or the principal purpose of which is to reduce, the Actual Gross Contribution, any adverse impact resulting from such arrangement shall be deemed reversed and adjusted for in calculating the Actual Gross Contribution as if such arrangement had not been entered.

2.5	On the occurrence of any of the following events during the Earn-Out Period, the Accelerated Earn-Out Consideration shall immediately become due and payable by the Buyer to the Seller:

2.5.1	a material breach of any of the matters set out in paragraphs 2.1, 2.2 or 2.3 that is not remedied within [REDACTED – Time Period] of receipt of written notice of such material breach from the Institutional Sellers’ Representative and the Management Sellers’ Representative;

2.5.2	all or substantially all of the Business ceasing to be ultimately owned by the Parent (or by any such person as is referred to in paragraph 2.5.3 of this Schedule 5); or

2.5.3

any administrator or receiver being appointed in respect of all or substantially all of the assets of the Parent, or any steps being taken for the winding-up of the Parent, save for a winding-up of the Parent for the purposes of a bona fide reconstruction or intra-group amalgamation in which the person emerging from such reconstruction or amalgamation holds all or substantially all of the assets previously held by the Parent and takes over the obligations of the Parent under this Agreement.

PART B

AGREEMENT OR DETERMINATION OF EARN-OUT ACCOUNTS AND GROSS CONTRIBUTION STATEMENT

1.	After the expiry of the Earn-Out Period the Buyer shall (at its cost) prepare:

1.1	the Draft Earn-Out Accounts; and

1.2	the Draft Gross Contribution Statement,

in each case, in accordance with this Schedule 5 and the Earn-Out Accounting Policies.

2.	The Buyer shall within [REDACTED – Time Period] starting on the next Business Day following the expiry of the Earn-Out Period submit to the Seller’s Accountants:

2.1	the Draft Earn-Out Accounts and the related working papers; and

2.2	the Draft Gross Contribution Statement.

3.	Within [REDACTED – Time Period] starting on the [REDACTED – Time Period] after receipt of the Draft Earn-Out Accounts and the Draft Gross Contribution Statement, the Institutional Sellers’ Representative shall notify the Buyer whether or not it agrees (on behalf of the Sellers) with the Draft Earn-Out Accounts and the Draft Gross Contribution Statement. The Buyer shall ensure that the Institutional Sellers’ Representative and the Seller’s Accountants are given access to all additional information they may reasonably require to enable the Institutional Sellers’ Representative to make its decision.

4.	If the Institutional Sellers’ Representative notifies its agreement (on behalf of the Sellers) with the Draft Earn-Out Accounts and the Draft Gross Contribution Statement within the [REDACTED – Time Period] period referred to in paragraph 3 of this Part B of this Schedule 5 or fails to give any notification within that period, the Draft Earn-Out Accounts and the Draft Gross Contribution Statement shall be final and binding on the parties. If the Institutional Sellers’ Representative notifies the Buyer within the [REDACTED – Time Period] period referred to in paragraph 3 of this Part B of this Schedule 5 that it disagrees (on behalf of the Sellers) with the Draft Earn-Out Accounts or with the Draft Gross Contribution Statement, paragraph 5 of this Part B of this Schedule 5 applies.

5.	If, within [REDACTED – Time Period] starting on the Business Day after receipt of the notification referred to in paragraph 4 of this Part B of this Schedule 5, the Institutional Sellers’ Representative and the Buyer have not agreed the items in dispute in relation to the Draft Earn-Out Accounts or the Draft Gross Contribution Statement either the Institutional Sellers’ Representative or the Buyer may refer the matters in dispute to a partner of at least 10 years qualified experience at an independent firm of chartered accountants jointly agreed by the Institutional Sellers’ Representative and the Buyer in writing or, failing agreement on the identity of the firm of chartered accountants within [REDACTED – Time Period] of either the Buyer or the Institutional Sellers’ Representative electing to refer the matters in dispute, an independent firm of chartered accountants appointed on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales (the “Expert”).

6.	The Expert shall act on the following basis:

6.1	the Expert shall act as an expert and not as an arbitrator;

6.2	the Expert’s terms of reference shall be to determine the matters in dispute as soon as reasonably practicable and, in any event within [REDACTED – Time Period] of the date of the deadline for which comments are to be provided to the Expert on the other party’s submissions pursuant to paragraph 6.5 of this Part B of this Schedule 5;

6.3	the parties shall each provide the Expert with all information relating to each relevant Buyer’s Group Undertaking which the Expert reasonably requires and the Expert shall be entitled (to the extent he considers appropriate) to base his determination on such information and on the accounting and other records of each relevant Buyer’s Group Undertaking;

6.4	each of the Buyer and the Institutional Sellers’ Representative shall have the right to make submissions in writing to the Expert (and the Expert shall provide a copy of such submissions to the Buyer or the Institutional Sellers’ Representative, as applicable) within [REDACTED – Time Period] of the date of the Expert’s appointment;

6.5	each of the Buyer and the Institutional Sellers’ Representative shall have the right to provide a set of written comments to the Expert on the other party’s submissions (and the Expert shall provide a copy of such comments to the Buyer or the Institutional Sellers’ Representative, as applicable) within [REDACTED – Time Period] of the date of the Expert’s appointment;

6.6	the decision of the Expert is, in the absence of fraud or manifest error, final and binding on the parties; and

6.7	[REDACTED – Commercially Sensitive Information].

7.	The Draft Earn-Out Accounts and the Draft Gross Contribution Statement adjusted in accordance with the agreement, if any, between the Institutional Sellers’ Representative and the Buyer pursuant to paragraph 5 of this Part B of this Schedule 5 or (as the case may be) the decision of the Expert in accordance with paragraph 6 of this Part B of this Schedule 5 shall be final and binding on the parties.

PART C

PRO-FORMA GROSS CONTRIBUTION STATEMENT

To:	[Sellers]

[            ] 20[    ]

Dear Sirs

Agreement dated [                    ] between [Buyer] and [Sellers] for the sale and purchase of all the issued share capital of [    ] (the “Agreement”)

We refer to the Agreement. Terms defined in the Agreement have the same meaning in this [draft] statement. This is the [Draft] Gross Contribution Statement as such term is defined in the Agreement.

We attach the [Draft] Earn-Out Accounts. Furthermore, for the purposes of the Agreement the Gross Contribution has been calculated as set out in the table in the Annex to this [draft] statement.

Yours faithfully

for and on behalf of the [Buyer]

PART D

EARN-OUT ACCOUNTING POLICIES

1)	The Gross Contribution Statement shall:

a)	be prepared in accordance with the accounting policies, principles, methodologies, practices and estimation techniques set out in paragraphs 2 to 6 of Part D of this Schedule 5;

b)	subject to paragraph 1(a) above, be prepared using the accounting policies, principles, methodologies, practices and estimation techniques actually applied in the Accounts; and

c)	subject to paragraphs 1(a) and 1(b) above, be prepared under IFRS as adopted in the European Union and in force as at the Locked Box Date.

2)	The Gross Contribution Statement shall:

a)	be prepared on a consolidated basis by reference to the nominal ledgers of the Group Companies;

b)	be prepared on a going concern basis and as if the date to which the Gross Contribution Statement is made up were the last day of the financial and fiscal year;

c)	be prepared such that no item shall be included more than once and no item shall be included or excluded from the Gross Contribution Statement solely on the grounds of immateriality;

d)	be prepared so as to take into information in respect of Adjusting Events (as defined in IAS 10 ‘Events after the Reporting Period’) falling after the final day of the Earn-Out Period to the point when the Buyer has delivered the draft Gross Contribution Statement to the Seller (“Cut-Off Time”); and

e)	be expressed in Pounds Sterling. Amounts which are to be included in the Gross Contribution Statement which are expressed in a currency other than Pounds Sterling shall be converted into Pounds Sterling at the average rate of exchange for the particular currency for the Earn-Out Period at the rate quoted by oanda.com (the “Exchange Rate”).

3)

a)	Revenue (but excluding Active Pharmaceutical Ingredients (“API”) sales) in relation to the consideration receivable for pharmaceutical products sold ((i) including sales of the Earn-Out Group’s existing products made through all sales channels other than sales of the products listed in Part F of this Schedule in the specified countries; and (ii) net of on-invoice discounts, sales rebates (to be calculated in accordance with paragraph 4(c) below) and Sales Tax) shall be recognised on despatch of the finished goods from the distributor;

b)	API sales to distributors or distributor/manufacturers shall be recognised when the distributor or distributor/manufacturer has confirmed that the ultimate finished product is available for sale to customers. For the avoidance of doubt, this approach to API sales shall be applied in a manner consistent with its application in the period prior to the Locked Box Date; and

c)	All other revenue not covered by (a) and (b) above shall be recognised in accordance with the accounting principles, methodologies, practices and estimation techniques actually applied in the period to the Locked Box Date, or, to the extent not covered by these, in accordance with IFRS as adopted in the European Union and in force as at the Locked Box Date.

4)	Applying the matching principle, third party cost of goods sold (including unrecoverable Sales Tax and the supply price of the finished products, net of supplier discounts and rebates received) shall be recognised in the Actual Gross Contribution in accordance with the revenue recognised in paragraph 3 above.

5)	Costs payable in relation pharmaceutical products sold under profit share arrangements shall be recognised in cost of sales in accordance with the revenue recognised in paragraph 3 above based on the contractual terms in the signed profit share agreements or any signed amendments to the profit share agreements, as applicable. No other profit share arrangement costs shall be included in the Gross Contribution Statement.

6)	No costs or expenses including but not limited to distribution costs, inventory provisions or write offs, bad debt provisions or write offs, employee expenses, overhead allocation, financing costs, exceptional costs, transaction fees, corporation taxes or Earn-Out related transaction fees of the Group or the Buyer’s Group shall be included in the Actual Gross Contribution other than as specifically required in this Part D of Schedule 5.

PART E

ILLUSTRATIVE GROSS CONTRIBUTION STATEMENT

	Consolidated Group		Less: excluded acquisitions		Earn-Out Group
Revenue
Product sales	X		(X	)	X
Royalty income	X		(X	)	X
Other revenue	X		(X	)	X
Credit notes	(X	)	X		(X	)
Unsaleable product returns	(X	)	X		(X	)
Customer rebates	(X	)	X		(X	)
	X		(X	)	X
Cost of sales
Product costs	(X	)	X		(X	)
Profit share arrangements	(X	)	X		(X	)
Supplier/customer rebates	X		(X	)	X
	(X	)	X		(X	)

Actual Gross Contribution	X		(X	)	X

To the extent that there are any discrepancies between Part D of Schedule 5 and this Part E of Schedule 5, the provisions in Part D ‘Earn-Out Accounting Policies’ shall prevail.

PART F

EXCLUDED PRODUCT SALES

[REDACTED – Commercially Sensitive Information]

SCHEDULE 6

PARENT AND BUYER WARRANTIES

Except as set forth in Concordia Filings, the Parent and Buyer hereby warrant to the Sellers receiving the Buyer Securities, as of the date of this Agreement or, solely with respect to Buyer, Buyer Securities or the Put and Call Option Deed, as of October 20, 2015 (unless, in each case, otherwise stated herein), as follows

1.	Each of Parent and Buyer is duly organised, validly existing and in good standing under the laws of its jurisdiction of organisation and has full corporate power and capacity to own its assets and has all material qualifications, licenses, authorizations and permits necessary to conduct its business as now owned and conducted, except as would not reasonably be expected to have a Material Adverse Effect. In this Schedule 6, “Material Adverse Effect” means any fact, event or occurrence that could reasonably be expected to be materially adverse to the assets, business, financial condition or results of operations of the Parent and its subsidiaries, on a consolidated basis;

2.	True and complete copies of the Constituting Documents of the Parent are available to the Sellers on SEDAR, and the Parent has not taken any action to amend or supersede such documents;

3.	Each of the Parent and Buyer has the capacity, power and authority to execute, deliver and exercise its rights and perform its obligations under this Agreement and each document required by this Agreement to be executed at or before Completion by each of them (the “Buyer’s Completion Documents”);

4.	The execution and delivery of this Agreement and the Buyer’s Completion Documents by the Parent and/or the Buyer and the completion by the Parent and/or the Buyer of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Parent and the Buyer, as applicable, and no other corporate proceedings on the part of the Parent and/or the Buyer are necessary to authorize this Agreement, the Buyer’s Completion Documents or the transactions contemplated hereby and thereby;

5.	The obligations of the Parent and Buyer under this Agreement and the Buyer’s Completion Documents are, or when the relevant Buyer’s Completion Document is executed will be, enforceable in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law (the “Qualification”);

6.

The execution and delivery by each of the Parent and the Buyer, as applicable, of this Agreement and the Buyer’s Completion Documents and performance by it of its covenants hereunder and thereunder and the completion of the transactions contemplated thereby will not violate or result in a breach of any provision of the Constituting Documents of the Parent, Buyer or any of Parent’s subsidiaries and, except as would not reasonably be expected to have a Material Adverse Effect or as otherwise contemplated by the Commitment Letter and the Parent’s existing debt instruments, will not: (a) violate or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, license or permit to which the Parent, Buyer or any of Parent’s subsidiaries is a party or by which the Parent, Buyer or any of Parent’s subsidiaries is bound; or (ii) any Law to which the Parent, Buyer or any of Parent’s subsidiaries is subject or by which the Parent, Buyer or any of Parent’s subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, license or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Parent’s or Buyer’s assets or the assets of any of Parent’s subsidiaries;

7.	The Buyer has full power and authority to allot and issue the Buyer Securities, free from any Encumbrance, in accordance with the terms of this Agreement and the Buyer Securities will, when issued in accordance with the terms of this Agreement, be duly authorised, validly issued and fully paid shares in the capital of the Buyer;

8.	Subject to satisfaction of the Conditions, and provided that the Parent has obtained conditional listing approval from the TSX and NASDAQ in respect of the Deferred Consideration Securities prior to or at Completion, the Parent and Buyer have obtained or satisfied all regulatory and other approvals or conditions necessary to execute, and perform their respective obligations under, this Agreement and each of the Buyer’s Completion Documents, and no authorization, consent or approval of, or filing with any Governmental Entity or any court or other authority is necessary on the part of the Parent or Buyer for the consummation by the Parent and Buyer, as applicable, of its obligations under this Agreement and the Buyer’s Completion Documents;

9.	The authorized share capital of the Parent consists of an unlimited number of common shares in the capital of the Parent; as of the date of this Agreement, there are: (A) 34,345,403 common shares in the capital of the Parent validly issued and outstanding as fully paid and non-assessable common shares of the Parent; (B) outstanding options providing for the issuance of 1,311,235 common shares in the capital of the Parent upon the exercise thereof; and (C) outstanding restricted share units providing for the issuance of 224,961 common shares in the capital of the Parent upon the exercise or vesting thereof; as of the date of this Agreement, there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Parent to issue or sell any shares of the Parent or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of the Parent;

10.

The Deferred Consideration Securities will, if issued in accordance with the terms of the Put and Call Option Deed, be duly authorized, validly issued, fully paid and non-assessable common shares in the capital of the Parent; no order ceasing or suspending trading in securities of the Parent on the TSX or NASDAQ nor prohibiting the sale of such securities (nor prohibiting the issuance of the Deferred Consideration Securities to be issued pursuant to this Agreement) has been issued and is outstanding against the Parent; subject to the Governance Agreement, the Parent is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding common shares in the capital of the Parent; at the time of the issuance of the Deferred Consideration Securities, no consent, approval or meeting of the securityholders of the Parent shall be required in connection with the listing of the Deferred Consideration Securities on the TSX and NASDAQ or otherwise in connection with the completion of the transactions contemplated by this Agreement; and the Deferred Consideration Securities, if and when issued, will not be subject to any transfer restrictions other than as set forth in the Governance Agreement and under any applicable US securities laws;

11.	From and after January 1, 2014, the Parent has filed all Concordia Filings accordance with applicable securities Laws and the Concordia Filings have complied in all material respects with all applicable requirements of applicable securities Laws; none of the Concordia Filings, at the time filed or as subsequently amended, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, except to the extent that any such Concordia Filing was superseded by a subsequent Concordia Filing; the Parent has not filed any confidential material change report with any securities regulatory authority which at the date of this Agreement remains confidential; there are no outstanding or unresolved comments in a comment letter from the Ontario Securities Commission or the SEC authority with respect to any Concordia Filings; and the Parent has no actual knowledge that either it or any of the Concordia Filings is subject to an ongoing audit, review, comment or investigation by the Ontario Securities Commission, the SEC, the TSX or NASDAQ, subject to post-listing filing requirements of the TSX and NASDAQ, provided that at any time the Ontario Securities Commission as principal regulator of the Parent may be in the course of conducting a continuous disclosure review of the Parent and the Concordia Filings;

12.	Except as would not reasonably be expected to have a Material Adverse Effect the operations of the Parent and its subsidiaries have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of the Parent or any of its subsidiaries and none of the Parent or any of its subsidiaries has received any written notice of any alleged violation of any such Laws; and none of the Parent or any of its subsidiaries is in default (including cross-defaults) under or in violation of: (A) its Constituting Documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected;

13.

Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Parent and its significant subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of the Parent or its significant subsidiaries or otherwise in connection with the material business or operations of the Parent or its significant subsidiaries and such Authorizations are in full force and effect in all material respects; (ii) the Parent and its material subsidiaries are in compliance with such Authorizations; (iii) there is no action, investigation or proceeding pending, or, to the knowledge of the Parent, threatened regarding any of the Authorizations that would reasonably be expected to have a Material Adverse Effect; none of the Parent or any of its subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any person to revoke or refuse to renew any of such Authorizations, except in each case for revocations or non-renewals which, would not reasonably be expected to have a Material Adverse Effect; and, to the knowledge of the Parent, all such Authorizations continue to be effective in order for the Parent and its subsidiaries to continue to conduct their respective businesses as they are currently being conducted;

14.	The audited consolidated financial statements for the Parent as at and for each of the fiscal years ended on December 31, 2014 and December 31, 2013 and the interim unaudited consolidated financial statements for Parent for the period ended June 30, 2015 prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position of the Parent as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto); there are no outstanding loans made by the Parent or any of its significant subsidiaries to any executive officer or director of the Parent; neither the Parent nor any of its significant subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract, agreement, arrangement or understanding (including any contract, agreement, arrangement or understanding relating to any transaction or relationship between or among the Parent or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the principal result, purpose or effect of such contract, agreement, arrangement or understanding is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent or any of its subsidiaries, in the published financial statements of the Parent or the Concordia Filings;

15.	The Parent has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Parent, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Parent by others within those entities; and the Parent has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

16.

Neither the Parent nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the liabilities or indebtedness of any person, except for: (a) director and officer indemnification agreements; (b) liabilities that are specifically presented on the audited balance sheet of the Parent as of December 31, 2014 or the balance sheet of the Parent as of June 30, 2015 (the “Parent Balance Sheet”) or disclosed in the notes thereto or disclosed in the Concordia Filings; or (c) liabilities incurred in the ordinary course of business since December 31, 2014 or (d) liabilities that are not required to be recorded on a balance sheet of the Parent and/or the notes thereto in accordance with IFRS, or (e) any other liabilities that are not and would not reasonably be expected to have a Material Adverse Effect;

17.	Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect and except for payments that are being contested in good faith by the Parent or a subsidiary of the Parent: (a) all rentals, royalties, payments and obligations due and payable, or performable, as the case may be, on or prior to the date of this Agreement under, with respect to, or on account of, any assets of the Parent or its subsidiaries have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date of this Agreement, and all costs, expenses, and liabilities payable on or prior to the date of this Agreement under the terms of any contracts and agreement to which the Parent or any of its subsidiaries is bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

18.	Since June 30, 2015, the Parent and its subsidiaries have conducted their respective businesses only in the ordinary course, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which would reasonably expected to have a Material Adverse Effect has been incurred; there has not been any event, circumstance or occurrence which is reasonably expected to have a Material Adverse Effect; there has not been any change in the accounting practices used by the Parent and its subsidiaries, there has not been any redemption, repurchase or other acquisition of Parent shares by the Parent, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Parent shares other than a quarterly ordinary dividend paid in accordance with the Parent’s stated dividend policy; there has not been any entering into, or an amendment of, any material contract other than in the ordinary course of business; and there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Parent’s audited financial statements or the Concordia Filings, other than the settlement of claims or liabilities incurred in the ordinary course of business;

19.	Except as disclosed in the Concordia Filings, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Parent, threatened, against or relating to the Parent or any of its significant subsidiaries, the business of the Parent or any of its significant subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, would have, or reasonably could be expected to have, a Material Adverse Effect or prevent or materially delay the completion of the transactions contemplated by this Agreement, nor to the knowledge of the Parent are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which do not have a reasonable prospect of succeeding or, if successful, would not reasonably be expected to give rise to, a Material Adverse Effect); and neither the Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect or which would prevent or materially delay the completion of the transactions contemplated by this Agreement;

20.	Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect, each of the Parent and its significant subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and the Parent and each of its subsidiaries has paid all material Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity, except for such Taxes as are being contested in good faith and for which amounts have been reserved in the financial statements of the Parent if required, and since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business; there are no proceedings, investigations, audits or claims pending, or to the knowledge of the Parent, threatened, against the Parent or any of its significant subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes; which would reasonably be expected to have a Material Adverse Effect; each of the Parent and its significant subsidiaries have made full and adequate provision in the books and records for all Taxes which are not yet due and payable but which relate to periods ending on or before Completion; there are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes of the filing of any Tax Return by, or any payment of Taxes by, the Parent or any of its significant subsidiaries which would reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Parent, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Parent or any of its subsidiaries by a Governmental Entity for any period ending on or prior to Completion;

21.	The corporate records and minute books of the Parent and its material subsidiaries have been maintained in all material respects in accordance with all applicable Laws, and the minute books of the Parent and its subsidiaries as provided to the Parent are complete and accurate in all material respects;

22.	Except as would not individually or in the aggregate be reasonably expect to result in a Material Adverse Effect, the Parent has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development; all premiums payable prior to the date of this Agreement under such policies of insurance have been paid and neither the Parent nor any of its subsidiaries has failed to give any notice or make a claim thereunder on a timely basis; each of such policies and other forms of insurance is in full force and effect on the date of this Agreement; and no written notice of cancellation or termination has been received by the Parent or any of its subsidiaries with respect to any such policy except in each case the failure of which would not reasonably be expected to have a Material Adverse Effect;

23.	There is no agreement, judgement, injunction, order or decree binding upon the Parent or any of its subsidiaries that has or could reasonably be expected to have a Material Adverse Effect;

24.	Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect, each of the Parent and its subsidiaries have performed in all material respects all of its respective obligations required to be performed by it to date under each material contract to which it is a party or by which it is bound; neither the Parent nor any of its significant subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does the Parent have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default; neither the Parent nor any of its significant subsidiaries knows of, or has received written notice of, any breach or default under any such material contract by any other party thereto; all material contracts of the Parent and its significant subsidiaries are legal, valid, binding, and in full force and effect and are enforceable by the Parent (or its significant subsidiary, as the case may be) in accordance with their respective terms (subject to the Qualifications);

25.	Each of the Parent and Buyer is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; subject to the receipt of the certificates contemplated by clause 1.2.3 of Schedule 3 to this Agreement and the separate deed governing the Options and assuming the accuracy of the certifications contained therein, no prospectus or similar offering document is required to be filed in Canada and the offer and sale of the Buyer Securities and Deferred Consideration Securities pursuant to this Agreement and the separate deed governing the Options are not required to be registered under the U.S. Securities Act by reason of Regulation S thereunder;

26.	No securities regulatory authority or Governmental Entity or any similar regulatory authority in any applicable jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Parent and no such proceeding is, to the knowledge of the Parent, pending, contemplated or threatened; as of the date of this Agreement, the Parent is a reporting issuer not in default (or the equivalent) under the securities Laws of each of the provinces and territories of Canada; the Parent’s common shares are currently listed on the TSX and NASDAQ; and the Parent is in compliance in all material respects with the applicable listing rules and regulations of the TSX and NASDAQ;

27.	The operations of the Parent are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements for the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity and no action, suit or proceeding by or before any court or governmental authority involving the Parent with respect to same is, to the knowledge of the Parent, pending or threatened;

28.	Neither the Parent nor any of its subsidiaries has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any briber, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature; and

29.	Any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, incurred by the Parent, Buyer and their respective officers and agents (and not incurred by any Seller), is the sole liability and responsibility of the Parent or Buyer.

SCHEDULE 7

NON-COMPETITION UNDERTAKINGS

[REDACTED – Commercially Sensitive Information]

SCHEDULE 8

INFORMATION REGARDING THE COMPANY

1.	The Group’s management discussion and analysis of financial performance for the fiscal years ended December 31, 2014 and 2013 and the interim period from fiscal year end to the end of the latest fiscal quarter ended at least 45 days prior to the Completion Date and comparable period in the preceding fiscal year. The discussion to consist of:

1.1	a summary of the Group’s principal products;

1.2	key developments that affected business performance over the periods covered;

1.3	summary of any business segments; and

1.4	comparative discussion of the results of operations and cash flows for each of the business divisions describing the material drivers of financial performance, namely sales revenue, cost of sales, gross profit, operating expenses and cash flows for the periods covered.

2.	The Group’s financial information reasonably necessary for Concordia to prepare IFRS pro forma financial statements for the financial periods described above.

3.	The Group’s business description consisting of:

3.1	history and development, including key acquisitions during the period covered by the financial statements;

3.2	description of business segments, if any;

3.3	description of products and markets and marketing strategy;

3.4	description of production and supply;

3.5	description of customers and distribution;

3.6	discussion of selling and marketing initiatives;

3.7	discussion of any material intellectual property matters; and

3.8	summary of material legal and regulatory matters, including any pending proceedings.

4.	The Buyer acknowledges that the obligation to deliver the information set forth in this schedule shall be deemed satisfied if the information taken as a whole does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which they are made.

SCHEDULE 9

PARENT GUARANTEE

1.	The Parent unconditionally and irrevocably guarantees to the Sellers the due and punctual performance and observance by the Buyer of its obligations, commitments, undertakings, warranties and indemnities under or pursuant to the Agreement and any Transaction Document (the “Guaranteed Obligations”).

2.	If and whenever Buyer defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations, the Parent shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure satisfaction of) the Guaranteed Obligations in respect of which there has been default in the manner prescribed by this Agreement and any Transaction Document and so that the same benefits shall be conferred on each Seller as they would have received if the Guaranteed Obligations had been duly performed and satisfied by the Buyer.

3.	This guarantee is a continuing guarantee and is to remain in force until all the Guaranteed Obligations have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights, security or other arrangements which any Seller may now or hereafter have or hold for the performance and observance of the Guaranteed Obligations.

4.	The Parent irrevocably and unconditionally agrees to indemnify (and keep indemnified) each Seller on demand against any loss, liability or cost incurred by any Seller as a result of any of the Guaranteed Obligations being or becoming void, voidable or unenforceable by reason of any legal limitation, disability or incapacity on or of the Buyer or any other fact or circumstances (other than any limitation agreed by the parties in this Agreement or any Transaction Document). The amount of loss, liability or cost shall be equal to the amount which such Seller would otherwise have been entitled to recover from the Buyer.

5.	So long as the Buyer is under an actual or contingent obligation to the Sellers under any Transaction Document, the Parent shall not exercise a right which it may at any time have by reason of the performance of its obligations in this Schedule 9, to be indemnified by the Buyer or to claim a contribution from another surety of the Buyer’s obligations.

EXECUTED by the parties:

THE INSTITUTIONAL SELLERS

Signed by	)
for and on behalf of	)
Cinven Capital Management	) [REDACTED – Personal Information]
(V) General Partner Limited acting	)
as General Partner of Cinven Capital	)
Management (V) Limited	)
Partnership Incorporated acting	)
as General Partner of Fifth Cinven	)
Fund (No. 1) Limited Partnership	)

Signed by	)
for and on behalf of	)
Cinven Capital Management	) [REDACTED – Personal Information]
(V) General Partner Limited acting	)
as General Partner of Cinven Capital	)
Management (V) Limited Partnership	)
Incorporated acting as General	)
Partner of Fifth Cinven	)
Fund (No. 2) Limited Partnership	)

Signed by	)
for and on behalf of	)
Cinven Capital Management	) [REDACTED – Personal Information]
(V) General Partner Limited acting	)
as General Partner of Cinven Capital	)
Management (V) Limited	)
Partnership Incorporated acting	)
as General Partner of Fifth Cinven	)
Fund (No. 3) Limited Partnership	)

Signed by	)
for and on behalf of	)
Cinven Capital Management	) [REDACTED – Personal Information]
(V) General Partner Limited acting	)
as General Partner of Cinven Capital	)
Management (V) Limited	)
Partnership Incorporated acting	)
as General Partner of Fifth Cinven	)
Fund (No. 4) Limited Partnership	)

Signed by	)
for and on behalf of	)
Cinven Capital Management	) [REDACTED – Personal Information]
(V) General Partner Limited acting	)
as General Partner of Cinven Capital	)
Management (V) Limited	)
Partnership Incorporated acting	)
as General Partner of Fifth Cinven	)
Fund (No. 5) Limited Partnership	)

Signed by	)
for and on behalf of	)
Cinven Capital Management	) [REDACTED – Personal Information]
(V) General Partner Limited acting	)
as General Partner of Cinven Capital	)
Management (V) Limited	)
Partnership Incorporated acting	)
as General Partner of Fifth Cinven	)
Fund (No. 6) Limited Partnership	)

Signed by	)
for and on behalf of	)
CIP (V) Nominees Limited	) [REDACTED – Personal Information]
acting on behalf of	)
Fifth Cinven Fund Co-Investment	)
Partnership	)

Signed by	)
for and on behalf of	)
Cinven Manco S.à.r.l.	)
on behalf of	) [REDACTED – Personal Information]
Fifth Cinven Fund FCP-SIF	)

Signed by	)
for and on behalf of	)
Cinven Manco S.à.r.l.	)
on behalf of	) [REDACTED – Personal Information]
Fifth Cinven Fund FCP-SIF	)

Signed by	)
CCM Co-Invest Limited Partnership acting by its	) [REDACTED – Personal Information]
general partner CCM GENERAL PARTNER LTD	)

Signed by	)
CCM Mezzanine Co-Invest Limited Partnership	)
acting by its general partner CCM GENERAL	) [REDACTED – Personal Information]
PARTNER LTD	)

THE MANAGEMENT SELLERS

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
ANANDI ARASARATNAM	)

SIGNED by	)
)
	)	[REDACTED – Personal Information]
JOHN BEIGHTON	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
KARL BELK	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
GUY HEDLEY CLARK	)

SIGNED by	)
)
	)	[REDACTED – Personal Information]
ROBERT JAMES SULLY	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
BHARAT BHUSHAN KARBAL	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
JOHN STANLEY COWELL	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
RAHUL DHORAJIWALA	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
JANE HILL	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
BHAVESH GODHANIA	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
GURUSUBRAMANIAN GOPALAN	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
VIKRAM KAMATH	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
PRADIP MUKHERJEE	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
SHEETAL PATEL	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
JAYA RAMAKRISHNAN	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
ANTONIE PIETER VAN TIGGELEN	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
SIMON TUCKER	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
LUCINDA TURNER	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
VIMIXOR AB	)

SIGNED by	)
)
)
a duly authorised attorney for	)
LARS THORBJORN ANDREAS	)	[REDACTED – Personal Information]
SKOGSBERG	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
SUSANNA JANE EL-ARMALE	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
STEPHEN JOHN HIGGINS	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
GRAEME NEVILLE DUNCUN	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
BEVERLY ANNE ROACH	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
NICHOLAS THORNTON	)

THE OTHER SELLERS

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
CLAUDIO ALBRECHT	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
RICHARD ANDREW CONNELL	)

SIGNED by	)
)
)
a duly authorised attorney for	)	[REDACTED – Personal Information]
BRIAN MCEWAN	)

4 September, 2015
SIGNED by Catherine Jane Frances Moss as	)	CATHERINE JANE
FRANCES MOSS
attorney for Vijaykumar Chhotabhai Kalidas Patel	)
under a power of attorney dated 2 September	)	Attorney for
2015 delegating certain of his powers as attorney	)	Vijaykumar Chhotabhai
for Bhikhu Chhotabhai Kalidas Patel under a	)	Kalidas Patel, attorney for
power of attorney dated 1 September 2015)		Bhikhu Chhotabhai Kalidas
	)	Patel

4 September, 2015
SIGNED by Catherine Jane Frances Moss as	)	CATHERINE JANE
FRANCES MOSS
attorney for Vijaykumar Chhotabhai Kalidas Patel	)
under a power of attorney dated 2 September	)	Attorney for
2015)		Vijaykumar Chhotabhai
	)	Kalidas Patel

THE PARENT

SIGNED by	)
)
Mark Thompson	)
a duly authorised	)	4 September, 2015
signatory for and on behalf of	)	MARK THOMPSON
CONCORDIA HEALTHCARE CORP.	)

THE BUYER

SIGNED by	)
)
)
a duly authorised	)
signatory for and on behalf of	)
CONCORDIA INVESTMENTS	)
(JERSEY) LIMITED	)